UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 10-K

(Mark One)

☒ **ANNUAL REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
For the fiscal year ended June 30, 2024

OR

☐ **TRANSITION REPORT PURSUANT TO SECTION 13 OR 15(d) OF THE SECURITIES EXCHANGE ACT OF 1934**
FOR THE TRANSITION PERIOD FROM   TO

Commission File Number 001-39832

GREAT ELM GROUP, INC.
(Exact name of Registrant as specified in its charter)

Delaware	85-3622015
(State or other jurisdiction of incorporation or organization)	**(I.R.S. Employer Identification No.)**
3801 PGA Boulevard, Suite 603, Palm Beach Gardens, FL	**33410**
(Address of principal executive offices)	**(Zip Code)**

Registrant's telephone number, including area code: (617) 375-3006

Securities registered pursuant to Section 12(b) of the Act:

Title of each class	Trading Symbol(s)	Name of each exchange on which registered
Common stock, par value $0.001 per share	GEG	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)
7.25% Notes due 2027	GEGGL	The Nasdaq Stock Market LLC (Nasdaq Global Select Market)

Securities registered pursuant to Section 12(g) of the Act: **None**

Indicate by check mark if the Registrant is a well-known seasoned issuer, as defined in Rule 405 of the Securities Act. YES ☐ NO ☒

Indicate by check mark if the Registrant is not required to file reports pursuant to Section 13 or 15(d) of the Act. YES ☐ NO ☒

Indicate by check mark whether the Registrant: (1) has filed all reports required to be filed by Section 13 or 15(d) of the Securities Exchange Act of 1934 during the preceding 12 months (or for such shorter period that the Registrant was required to file such reports), and (2) has been subject to such filing requirements for the past 90 days. YES ☒ NO ☐

Indicate by check mark whether the Registrant has submitted electronically every Interactive Data File required to be submitted pursuant to Rule 405 of Regulation S-T (§232.405 of this chapter) during the preceding 12 months (or for such shorter period that the Registrant was required to submit such files). YES ☒ NO ☐

Indicate by check mark whether the Registrant is a large accelerated filer, an accelerated filer, a non-accelerated filer, a smaller reporting company, or an emerging growth company. See the definitions of "large accelerated filer," "accelerated filer," "smaller reporting company," and "emerging growth company" in Rule 12b-2 of the Exchange Act.

Large accelerated filer	☐	Accelerated filer	☐	
Non-accelerated filer	☒	Smaller reporting company	☒	
		Emerging growth company	☐	

If an emerging growth company, indicate by check mark if the Registrant has elected not to use the extended transition period for complying with any new or revised financial accounting standards provided pursuant to Section 13(a) of the Exchange Act. ☐

Indicate by check mark whether the Registrant has filed a report on and attestation to its management's assessment of the effectiveness of its internal control over financial reporting under Section 404(b) of the Sarbanes-Oxley Act (15 U.S.C. 7262(b)) by the registered public accounting firm that prepared or issued its audit report. ☐

If securities are registered pursuant to Section 12(b) of the Act, indicate by check mark whether the financial statements of the registrant included in the filing reflect the correction of an error to previously issued financial statements. ☐

Indicate by check mark whether any of those error corrections are restatements that required a recovery analysis of incentive-based compensation received by any of the registrant's executive officers during the relevant recovery period pursuant to § 240.10D-1(b). ☐

Indicate by check mark whether the Registrant is a shell company (as defined in Rule 12b-2 of the Exchange Act). YES ☐ NO ☒

The aggregate market value of the voting and non-voting common equity held by non-affiliates of the Registrant, based on the closing price of the shares of common stock on The Nasdaq Global Select Market on December 29, 2023, was $33,475,978. This number does not include shares of common stock held by our investors Imperial Capital Asset Management, LLC and Northern Right Capital Management, L.P. and persons who are directors or executive officers.

The number of shares of the Registrant's common stock outstanding as of August 26, 2024 was 31,875,285.

DOCUMENTS INCORPORATED BY REFERENCE

Portions of the definitive proxy statement for the annual meeting of stockholders of the Registrant, to be filed with the Securities and Exchange Commission within 120 days of our fiscal year ended June 30, 2024, are incorporated by reference into Part III of this report.

TABLE OF CONTENTS

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Unless the context otherwise requires, "we," "us," "our," the "Company," "Great Elm," "GEG" and terms of similar import refer to Great Elm Group, Inc. and/or its subsidiaries.

Cautionary Statement Regarding Forward-Looking Information

This report and certain information incorporated herein by reference contain forward-looking statements under the Private Securities Litigation Reform Act of 1995. Such statements often include words such as "may," "will," "should," "believe," "expect," "seek," "anticipate," "intend," "estimate," "plan," "target," "project," "forecast," "envision" and other similar phrases. Although we believe the assumptions and expectations reflected in these forward-looking statements are reasonable, these assumptions and expectations may not prove to be correct, and we may not achieve the financial results or benefits anticipated. These forward-looking statements are not guarantees of actual results. Our actual results may differ materially from those suggested in the forward-looking statements. These forward-looking statements involve a number of risks and uncertainties, some of which are beyond our control, including, without limitation:

- the ability of Great Elm Capital Management, Inc. (**GECM**) to profitably manage Great Elm Capital Corp. (NASDAQ: **GECC**), a business development company, and Monomoy UpREIT, LLC (**Monomoy UpREIT**), the operating subsidiary of a private real estate investment trust with a portfolio of diversified net leased industrial assets;

- the dividend rate that GECC and Monomoy UpREIT will pay;

- the results of our investment management activities;

- our ability to sell the real estate properties we develop at a profit;

- our ability to raise capital to fund our business plan;

- our ability to make acquisitions and manage any businesses we may acquire;

- conditions in the equity capital markets and debt capital markets as well as the economy generally, including market uncertainty regarding changes to interest rates and inflationary pressures;

- our ability to maintain the security of electronic and other confidential information;

- serious disruptions and catastrophic events, including, for example, the potential impact of public health emergencies on the global economy;

- competition, mostly from larger, well-financed organizations (both domestic and foreign), including operating companies, global asset managers, investment banks, commercial banks, and private equity funds;

- outcomes of litigation and proceedings and the availability of insurance, indemnification and other third-party coverage of any losses suffered in connection therewith;

- maintaining our contractual arrangements and relationships with third parties;

- our ability to attract, assimilate, develop and retain key personnel;

- compliance with laws, regulations and orders;

- changes in laws and regulations governing our operations; and

- other factors described under "Item 1A. Risk Factors" or as set forth from time to time in our Securities and Exchange Commission (**SEC**) filings.

These forward-looking statements speak only as of the time of filing of this report and we do not undertake to update or revise them as more information becomes available. You are cautioned not to place undue reliance on these forward-looking statements. We do not undertake any obligation to release publicly any revisions to these forward-looking statements to reflect future events or circumstances or to reflect the occurrence of unanticipated events.

PART I

Item 1. Business.

Overview

We are a publicly-traded alternative asset management company focused on growing a scalable and diversified portfolio of long-duration and permanent capital vehicles across credit, real estate, specialty finance, and other alternative strategies.

We decided to invest in the asset management business because of our assessment of its ability to generate recurring free cash flows, its growth prospects and our Board of Directors' (our **Board**) and employees' industry expertise. GECM, our wholly-owned registered investment adviser subsidiary, is an investment adviser providing investment management services to GECC and Monomoy UpREIT, our largest investment vehicles, as well as other private funds. The combined assets under management of these entities at June 30, 2024 was approximately $727.4 million.

GECC was established in 2016 and it elected to be treated as a business development company (**BDC**) under the Investment Company Act of 1940, as amended (the **Investment Company Act**). We own approximately 14.5% of GECC's shares that we may hold to generate dividends or sell to redeploy our capital in higher yielding opportunities.

Monomoy UpREIT is the operating partnership of Monomoy Properties REIT, LLC. Monomoy Properties REIT, LLC was formed in 2014 with the purpose of building an industry-leading single-tenant industrial portfolio specializing in net leased assets, specifically Class B & C warehouse, distribution & light manufacturing assets. We acquired the investment management agreement of Monomoy UpREIT in May 2022. We own approximately 6.9% of Monomoy UpREIT.

GECM, our wholly-owned subsidiary, earns revenue through investment management agreements with each investment vehicle that provide for management fees, property management fees, incentive fees and/or administration fees. These fees are generally based on assets under management, rent collected, investment performance and allocable expenses incurred in the administration of these investment vehicles.

In January 2023, Monomoy BTS Corporation (**MBTS**), our wholly-owned subsidiary, completed purchases of certain land parcels. Contemporaneously with the land purchases, MBTS entered into commercial lease agreements, as a lessor, in respect to the land parcels and build-to-suit improvements to be constructed thereon. The leases will commence upon substantial completion of the build-to-suit development. We intend to sell the land and improvements with the attached leases at or close to the respective lease commencement date.

As of June 30, 2024, we had $8.9 million of net operating loss carryforwards for federal income tax purposes.

Discontinued Operations

We launched our Durable Medical Equipment (**DME**) business in September 2018 by acquiring two businesses that specialized in the distribution of respiratory care equipment, including positive air pressure equipment and supplies, ventilators and oxygen equipment, and provided sleep study services. Since then, the business was grown organically through investments in scalability as well as inorganically through tuck-in acquisitions. On January 3, 2023, we sold our DME business.

For additional information see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Sale of Forest

On December 30, 2022, we and our wholly-owned subsidiary, Great Elm FM Acquisition, Inc. (**FM Acquisition**), entered into a stock purchase agreement (the **Stock Purchase Agreement**) with J.P. Morgan Broker-Dealer Holdings Inc. (**JPM**) to sell 61 shares of the common stock, $0.001 par value per share, of Forest Investments, Inc. (**Forest**) owned by us and FM Acquisition, which constituted 61% of the issued and outstanding shares of Forest's common stock, to JPM for approximately $18.4 million in cash (the **Sale of Controlling Interest in Forest**). In connection with the Stock Purchase Agreement, we, JPM and Forest entered into an amended and restated stockholders' agreement (the **Stockholders Agreement**). Pursuant to the Stockholders Agreement, from January 17, 2023 until February 17, 2023, we had the right (the **Put Option**) to sell our remaining 19% interest in Forest (**Investment in Forest**) for its then fair market value. On January 17, 2023, we exercised the Put Option and sold the Investment in Forest for approximately $26.5 million in cash.

For additional information see "Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations."

Acquisition Program

We continue to explore other investment management opportunities, as well as opportunities in other areas that we believe provide attractive risk-adjusted returns on invested capital.

Competition

We face competition from larger, well financed organizations (both domestic and foreign), including global asset managers, investment banks, commercial banks, private equity funds, sovereign wealth funds and state-owned enterprises. Government regulation is a key competitive factor for certain industries.

Employees

We had 31 employees as of June 30, 2024.

Information about Great Elm on the Internet

The following documents and reports are available on or through our website as soon as reasonably practicable after we electronically file such materials with, or furnish to, the SEC:

- Code of Conduct;

- Reportable waivers, if any, from our Code of Conduct by our executive officers;

- Charter of the audit committee of our Board;

- Charter of the nominating and corporate governance committee of our Board;

- Charter of the compensation committee of our Board;

- Annual reports on Form 10-K;

- Quarterly reports on Form 10-Q;

- Current reports on Form 8-K;

- Proxy or information statements we send to our stockholders; and

- Any amendments to the above-mentioned documents and reports.

The SEC maintains an internet site that contains reports, proxy and information statements and other information regarding issuers that file electronically with the SEC at www.sec.gov. Our stockholders may also obtain a printed copy of any of the above documents or reports by sending a request to Great Elm Group, Inc., 3801 PGA Blvd, Suite 603, Palm Beach Gardens, Florida 33410; Attention: Investor Relations, or by calling (617) 375-3006. We charge $0.50 per page to cover expenses of copying and mailing.

Our corporate headquarters is located at 3801 PGA Blvd, Suite 603, Palm Beach Gardens, Florida 33410. Our corporate website address is www.greatelmgroup.com.

The contents of the websites referred to above are not incorporated by reference into this filing.

Item 1A. Risk Factors.

Our business is subject to a number of risks. You should carefully consider the following risk factors, together with all of the other information included in this report, before you decide whether to invest in our securities. The following risks are not the only risks we face. If any of the following risks occurs or continues to occur, our business, financial condition and results of operations could be materially adversely affected. In such case, the trading price of our common shares could decline, and you may lose all or part of your investment. Although the risks are organized by headings, and each risk is discussed separately, many are interrelated.

Risks Related to Our Business

Our growth strategy may not be successful. The process to identify potential investment opportunities and strategic transaction partners, to investigate and evaluate the future returns therefrom and business prospects thereof and negotiate definitive agreements with respect to such transactions on mutually acceptable terms can be time consuming and costly. We are likely to encounter intense competition from other companies with similar business objectives to ours, including private equity and venture capital funds, sovereign wealth funds, special purpose acquisition companies (**SPACs**), investment firms with significantly greater financial and other resources and operating businesses competing for acquisitions. Many of these companies are well established, well financed and have extensive experience in identifying and effecting business combinations.

We continually evaluate our assets and investments relative to other market opportunities in order to seek to maximize shareholder value. As a result, we may purchase new assets or businesses or sell existing assets or businesses at any time. If such a purchase or sale is not successfully completed, integrated or managed effectively, or does not result in the benefits or cost savings we expect, our business, financial condition or results of operations may be adversely affected.

Because we will consider investments in different industries, you have no basis at this time to ascertain the merits or risks of any business that we may ultimately invest in or seek to acquire. We are not limited to acquisitions and/or investments in any particular industry or type of business. Accordingly, there is no current basis for you to evaluate the possible merits or risks of the particular industry in which we may ultimately invest or the target businesses in which we may ultimately invest or seek to acquire. We may not properly assess all of the significant risks present in that opportunity. Even if we properly assess those risks, some of them may be outside of our control or ability to affect. For example, as part of our investment management business we will direct investments in a wide variety of industries and vehicles, including SPACs, which may decline in value. Except as required under the Nasdaq Stock Market LLC (**Nasdaq**) rules and applicable law, we will not seek stockholder approval of any investment or acquisition that we may pursue, so you will most likely not be provided with an opportunity to evaluate the specific merits or risks of such a transaction before we become committed to the transaction. Our business, financial condition and results of operations are dependent upon our investments. Any material adverse change in one of our investments or in a particular industry in which we invest may cause material adverse changes to our business, financial condition and results of operations. Further, concentration of capital we devote to a particular investment or industry may increase the risk that such investment could significantly impact our financial condition and results of operations, possibly in a material adverse way.

Subsequent to an investment, we may be required to take write-downs or write-offs, restructuring and impairment or other charges that could have a significant negative effect on our financial condition, results of operations and our share price, which could cause you to lose some or all of your investment. Even if we conduct extensive due diligence on a target business that we invest in, we cannot assure you that this diligence will identify all material issues that may be present inside a particular target business, that it would be possible to uncover all material issues through a customary amount of due diligence, or that factors outside of the target business or outside of our control will not later arise. As a result of these factors, we may be forced to later write-down or write-off assets, restructure our operations, or incur impairment or other charges that could result in reporting losses. Even if our due diligence successfully identifies certain risks, unexpected risks may arise and previously known risks may materialize in a manner not consistent with our preliminary risk analysis. Even though these charges may be non-cash items and not have an immediate impact on our liquidity, the fact that we report charges of this nature could contribute to negative market perceptions about us or our securities. In addition, charges of this nature may cause us to violate covenants under our debt agreements. Accordingly, you could suffer a significant reduction in the value of your shares.

We may not correctly assess the management teams of the businesses we invest in. The value of the businesses we invest in is driven by the quality of the leaders of those businesses. When evaluating the desirability of a prospective target business, our ability to assess the target business' management may be limited due to a lack of time, resources or information. Our assessment of the capabilities of the target's management, therefore, may prove to be incorrect and such management may lack the skills, qualifications or abilities we expected. Should the target's management not possess the necessary skills, qualifications or abilities, the operations and profitability of that business will be negatively impacted. In addition, we may acquire private, non-public companies, with unsophisticated accounting or compliance operations and personnel.

Our ability to successfully grow our business will be dependent upon the efforts of our key personnel. Our ability to successfully effect our growth strategy is dependent upon the efforts of our key personnel. The loss of our key personnel could severely negatively impact the operations and profitability of our business.

Increased competition may adversely affect our revenues, profitability and staffing. All aspects of our business are intensely competitive. We will compete directly with a number of BDCs, private equity and venture capital funds, financial investment firms and SPACs. There has been increasing competition from others offering financial services, including services based on technological innovations. Increased competition or an adverse change in our competitive position could lead to a reduction of business and therefore a reduction of revenues and profits.

Competition also extends to the hiring and retention of highly skilled management and employees. A competitor may be successful in hiring away employees, which may result in us losing business formerly serviced by such employees. Competition can also increase our costs of recruiting, hiring and retaining the employees we need to effectively operate our business.

Changing conditions in financial markets and the economy could impact us through decreased revenues, losses or other adverse consequences. Global or regional changes in the financial markets or economic conditions could adversely affect our business in many ways, including the following:

- Limitations on the availability of credit could affect our ability to borrow on a secured or unsecured basis, which may adversely affect our liquidity and results of operations. Global market and economic conditions have been disrupted and volatile in the last several years and may be in the future. Our cost and availability of funding could be affected by illiquid credit markets and wider credit spreads.

- Should one of our customers, debtors or competitors fail, our business prospects and revenue could be negatively impacted due to negative market sentiment causing customers to cease doing business with us and our lenders to cease extending credit to us, which could adversely affect our business, funding and liquidity.

Additionally, disruptions in the financial markets have increased the spread between the yields realized on risk-free and higher risk securities, resulting in illiquidity in parts of the financial markets. These and future market disruptions and/or illiquidity would be expected to have an adverse effect on our business, financial condition, results of operations and cash flows. Unfavorable economic conditions also would be expected to increase our funding costs, limit our access to the capital markets or result in a decision by lenders not to extend credit to us. These events have limited and could continue to limit our investment originations, limit our ability to grow and have a material negative impact on our operating results and the fair values of our debt and equity investments. As a result, we may experience additional losses on our investments. Decreases in the market values of investments held within the underlying portfolios of managed funds could also lead to decreases in asset-based fee revenues.

If our tax filing positions were to be challenged by federal, state and local or foreign tax jurisdictions, we may not be wholly successful in defending our tax filing positions. We record reserves for unrecognized tax benefits based on our assessment of the probability of successfully sustaining tax filing positions. Management exercises significant judgment when assessing the probability of successfully sustaining tax filing positions, and in determining whether a contingent tax liability should be recorded and, if so, estimating the amount. If our tax filing positions are successfully challenged, payments could be required that are in excess of reserved amounts or we may be required to reduce the carrying amount of our net deferred tax asset, either of which result could be significant to our financial position, cash balances and results of operations.

We may issue notes or other debt securities, or otherwise incur substantial debt, which may adversely affect our leverage and financial condition and thus negatively impact the value of our stockholders' investment in us. We may choose to incur substantial debt to finance our growth plans. For example, in June 2022, we raised $26.9 million through the issuance of 7.25% Notes due 2027. The incurrence of additional debt could have a variety of negative effects, including:

- default and foreclosure on our assets if our operating cash flows are insufficient to repay our debt obligations;

- acceleration of our obligations to repay the indebtedness even if we make all principal and interest payments when due if we breach covenants that require the maintenance of financial ratios or reserves without a waiver or renegotiation of that covenant;

- our immediate payment of all principal and accrued interest, if any, if the debt is payable on demand;

- our inability to pay dividends on our common stock;

- using a substantial portion of our cash flow to pay principal and interest on our debt, which will reduce the funds available for dividends on our common stock (if declared), expenses, capital expenditures, acquisitions and other general corporate purposes;

- limitations on our flexibility in planning for and reacting to changes in our business and in the industry in which we operate;

- increased vulnerability to adverse changes in general economic, industry and competitive conditions and adverse changes in government regulation; and

- limitation on our ability to borrow additional amounts for expenses, capital expenditures, acquisitions, debt service requirements, execution of our strategy and other purposes and other disadvantages compared to our competitors who have less debt.

The financial services industry is subject to extensive regulation, including recent legislation and new or pending regulation, which may significantly affect our business. The financial services industry is subject to extensive laws, rules and regulations. In recent years in particular, there has been significant legislation and increased regulation affecting the financial services industry. These legislative and regulatory initiatives affect us, our competitors, our managed investment products and our customers. These changes could have an effect on our revenue and profitability, limit our ability to pursue business opportunities, impact the value of assets that we hold, require us to change certain business practices, impose additional costs on us, and otherwise adversely affect our business. Accordingly, we cannot provide assurance that legislation and regulation will not eventually have an adverse effect on our business, results of operations, cash flows and financial condition.

Firms that engage in securities and derivatives trading and wealth and asset management must comply with the laws, rules and regulations imposed by national and state governments and regulatory and self-regulatory bodies with jurisdiction over such activities. Such laws, rules and regulations cover all aspects of the financial services business, including, but not limited to, sales and trading methods, trade practices, use and safekeeping of customers' funds and securities, capital structure, anti-money laundering and anti-bribery and corruption efforts, record-keeping and the conduct of directors, officers and employees. Regulators will supervise our business activities to monitor compliance with laws, rules and regulations of the relevant jurisdiction. In addition, if there are instances in which our regulators question our compliance with laws, rules, and regulations, they may investigate the facts and circumstances to determine whether we have complied.

Operational risks may disrupt our business, result in regulatory action against us or limit our growth. Our businesses are highly dependent on our ability to process, on a daily basis, transactions across numerous and diverse markets and the transactions we process have become increasingly complex. If any of our financial, accounting or other data processing systems do not operate properly or are disabled or if there are other shortcomings or failures in our internal processes, people or systems, we could suffer an impairment to our liquidity, a financial loss, a disruption of our businesses, liability to clients, regulatory intervention or reputational damage. These systems may fail to operate properly or become disabled as a result of events that are wholly or partially beyond our control, including a disruption of electrical or communications services or our inability to occupy one or more of our buildings. The inability of our systems to accommodate an increasing volume of transactions could also constrain our ability to expand our businesses.

Our financial and other data processing systems will rely on access to and the functionality of operating systems maintained by third parties. If the accounting, trading or other data processing systems on which we are dependent are unable to meet increasingly demanding standards for processing and security or if they fail or have other significant shortcomings, we could be adversely affected. Such consequences may include our inability to effect transactions and manage our exposure to risk.

We may be required to expend significant additional resources to modify our protective measures or to investigate and remediate vulnerabilities or other exposures, and we may be subject to litigation and financial losses that are either not insured against or not fully covered through any insurance maintained by us. The increased use of smartphones, tablets and other mobile devices as well as cloud computing may also heighten these and other operational risks. We and our third-party providers are or may be the subject of attempted unauthorized access, computer viruses and malware, and cyberattacks designed to disrupt or degrade service or cause other damage and denial of service. Cyberattacks and other cyber incidents are occurring more frequently, are constantly evolving in nature, are becoming more sophisticated and are being carried out by groups and individuals (including criminal hackers, hacktivists, state-sponsored actors, criminal and terrorist organizations, individuals or groups participating in organized crime and insiders) with a wide range of expertise and motives (including monetization of corporate, payment or other internal or personal data, theft of computing resources, financial fraud, operational disruption, theft of trade secrets and intellectual property for competitive advantage and leverage for political, social, economic and environmental reasons). Such cyberattacks and cyber incidents can take many forms including cyber extortion, denial of service, social engineering, such as impersonation attempts to fraudulently induce employees or others to disclose information or unwittingly provide access to systems or data, introduction of viruses or malware, such as ransomware through phishing emails, website defacement or theft of passwords and other credentials, unauthorized use of computing resources for digital currency mining and business email compromises. There can be no assurance that such unauthorized access or cyber incidents will not occur in the future, and they could occur more frequently and on a larger scale. Legal liability arising from such risks may harm our business. Many aspects of our business involve substantial risks of liability.

Our financial and operational controls may not be adequate. As we expand our business, there can be no assurance that financial controls, the level and knowledge of personnel, operational abilities, legal and compliance controls and other corporate support systems will be adequate to manage our business and growth. The ineffectiveness of any of these controls or systems could adversely affect our business and prospects. In addition, if we acquire new businesses and introduce new products, we face numerous risks and uncertainties integrating their controls and systems, including financial controls, accounting and data processing systems, management controls and other operations. A failure to integrate these systems and controls, and even an inefficient integration of these systems and controls, could adversely affect our business and prospects.

Losses not covered by insurance may be large, which could adversely impact our financial performance. We carry various insurance policies on our assets. These policies contain policy specifications, limits and deductibles that may mean that such policies do not provide coverage or sufficient coverage against all potential material losses. There are certain types of risk (generally of a catastrophic nature such as war or environmental contamination) which are either uninsurable or not economically insurable. Further, there are certain types of risk for which insurance coverage is not equal to the full replacement cost of the insured assets. Should any uninsured or underinsured loss occur, we could lose our investment in, and anticipated profits and cash flows from, one or more of our assets or operations.

We also carry directors and officers liability insurance (**D&O insurance**) for losses or advancement of defense costs in the event a legal action is brought against the company's directors, officers or employees for alleged wrongful acts in their capacity as directors, officers or employees. Our D&O insurance contains certain customary exclusions that may make it unavailable for the company in the event it is needed; and in any case our D&O insurance may not be adequate to fully protect the company against liability for the conduct of its directors, officers or employees.

Our investment management agreements may be terminated. The investment management agreements (**IMAs**) we have through GECM with various pooled investment vehicles, such as GECC and Monomoy UpREIT, may be cancelled at the applicable counterparty's discretion upon certain notice or upon the occurrence of certain events. We do not control the boards of directors of such pooled investment vehicles, and they may cancel our respective IMAs at their discretion without making any termination payment to us. GECM's investment performance is a key element of retaining this business. We have recorded an intangible asset attributable to the IMAs that is being amortized over a 15-year economic life even though the IMAs are cancellable by the respective counterparties.

Difficult or changing market conditions can adversely affect our business in many ways, by reducing the value or performance of our funds (including our invested funds and funds invested by third parties) or by reducing the ability of our funds to raise or deploy capital, each of which could negatively impact our income and cash flow and adversely affect our financial condition. The build-out of our business is affected by conditions in the financial markets and economic conditions and events throughout the world, such as interest rates, availability of credit, inflation rates, economic uncertainty, changes in laws and regulations, market perceptions and other factors.

Adverse changes could lead to a reduction in investment income, losses on our own capital invested and lower revenues from investment management fees. Such adverse changes may also lead to a decrease in new capital raised and may cause investors to withdraw their investments and commitments. Even in the absence of a market downturn, below-market investment performance by our funds and portfolio managers could reduce investment management revenues and assets under management and result in reputational damage that may make it more difficult to attract new investors or retain existing investors.

If we are deemed to be an investment company under the Investment Company Act, we may be required to institute burdensome compliance requirements and our activities may be restricted, which may make it difficult for us to execute our growth plans. If we are deemed to be an investment company under the Investment Company Act, we will be subject to additional regulatory requirements and our activities may be restricted, including:

- restrictions on the nature of our investments;
- limitations on our ability to borrow;
- prohibitions on transactions with affiliates; and
- restrictions on the issuance of securities.

Each of these may make it difficult for us to run our business. In addition, the Investment Company Act may impose upon us burdensome requirements, including:

- registration as an investment company and subsequent regulation as an investment company;
- adoption of a specific form of corporate structure; and

- reporting, record keeping, voting, proxy and disclosure requirements and other rules and regulations.

In order not to be regulated as an investment company under the Investment Company Act, unless we can qualify for an exclusion, we must ensure that our activities do not include investing, reinvesting, owning, holding or trading "investment securities" constituting more than 40% of our total assets (exclusive of U.S. government securities and cash items) on an unconsolidated basis. Though we do not believe that our principal activities will subject us to the Investment Company Act, if we were deemed to be subject to the Investment Company Act, compliance with these additional regulatory burdens would require additional expense and attention from management for which we have not accounted.

Our officers and directors may become aware of business opportunities which may be appropriate for presentation to us and the other entities to which they owe certain fiduciary or contractual duties. Accordingly, they may have conflicts of interest in determining to which entity a particular business opportunity should be presented. These conflicts may not be resolved in our favor and a potential target business may be presented to another entity prior to its presentation to us, subject to their fiduciary duties under applicable law.

We may engage in a business combination with one or more target businesses that have relationships with our executive officers, directors or existing holders which may raise potential conflicts of interest. In light of the involvement of our executive officers and directors with other entities in the investment management business and otherwise, we may decide to acquire or do business with one or more businesses affiliated with our executive officers, directors or existing shareholders. Our directors also serve as officers and board members for other entities. Such entities may compete with us and potential conflicts of interest may exist. Nonetheless, we could pursue an affiliate transaction if we determined that such affiliated entity met our criteria for a business combination and such transaction was approved by a majority of our disinterested directors and our audit committee.

Risks Relating to Our Common Stock

Our common stock is subject to transfer restrictions. We have net operating loss (**NOL**) carryforwards and other tax attributes, the amount and availability of which are subject to certain qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, our amended and restated certificate of incorporation contains provisions that generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 4.99% or more of our common stock and the ability of persons or entities now owning 5% or more of our common shares from acquiring additional common shares. The restriction will remain until the earliest of (1) the repeal of Section 382 of the Internal Revenue Code of 1986, as amended or any successor statute if our Board determines that the restriction on transfer is no longer necessary or desirable for the preservation of tax benefits, (2) the close of business on the first day of a taxable year as to which our Board determines that no tax benefits may be carried forward, (3) such date as our Board may fix for expiration of transfer restrictions and (4) January 29, 2028. The restriction may be waived by our Board on a case-by-case basis. You are advised to carefully monitor your ownership of our common shares and consult your own legal advisors to determine whether your ownership of our common shares approaches the proscribed level.

We also have a Tax Benefits Preservation Agreement (the **Tax Rights Plan**) that would be triggered if any person acquires 4.99% or more of our common stock without prior approval by our Board. Holders of more than 4.99% of our common stock on the day the Tax Rights Plan was adopted were exempted from this limitation as to the number shares they held at the time of adoption of the Tax Rights Plan.

We may issue additional shares of common stock or shares of our preferred stock to obtain additional financial resources, as acquisition currency or under employee incentive plans. Any such issuances would dilute the interest of our stockholders and likely present other risks. Our certificate of incorporation authorizes our Board to issue shares of our common stock or preferred stock from time to time in their business judgment up to the amount of our then authorized capitalization. We may issue a substantial number of additional shares of our common stock and may issue shares of our preferred stock. These issuances:

- may significantly dilute your equity interests;

- may require you to make an additional investment in us or suffer dilution of your equity interest;

- may subordinate the rights of holders of shares of our common stock if shares of preferred stock are issued with rights senior to those afforded to our common stock;

- could cause a change in control if a substantial number of shares of our common stock are issued;

- may affect, among other things, our ability to use our NOL carry forwards; and

- may adversely affect prevailing market prices for our common stock.

Anti-takeover provisions contained in our certificate of incorporation and amended and restated bylaws, as well as provisions of Delaware law, could impair a takeover attempt. Our certificate of incorporation, bylaws and Delaware law contain provisions that could have the effect of rendering more difficult or discouraging an acquisition deemed undesirable by our Board. Our corporate governance documents include provisions:

- authorizing blank check preferred stock, which could be issued with voting, liquidation, dividend and other rights superior to our common stock;

- limiting the liability of, and providing indemnification to, our Board and officers;

- limiting the ability of our stockholders to call and bring business before special meetings and to take action by written consent in lieu of a meeting;

- requiring advance notice of stockholder proposals for business to be conducted at meetings of our stockholders and for nominations of candidates for election to our Board;

- controlling the procedures for the conduct and scheduling of Board and stockholder meetings;

- limiting the ability for persons to acquire 4.99% or more of our common stock;

- providing an exclusive forum selection provision;

- providing our Board with the express power to postpone previously scheduled annual meetings and to cancel previously scheduled special meetings;

- limiting the determination of the number of directors on our Board and the filling of vacancies or newly created seats on the board to our Board then in office; and

- providing that directors may be removed by stockholders only for cause.

These provisions, alone or together, could delay hostile takeovers and changes in control of our company or changes in our management.

As a Delaware corporation, we are also subject to provisions of Delaware law, including Section 203 of the Delaware General Corporation Law, which prevents some stockholders holding more than 15% of our outstanding common stock from engaging in certain business combinations without approval of the holders of substantially all of our outstanding common stock. Any provision of our certificate of incorporation or bylaws or Delaware law that has the effect of delaying or deterring a change in control could limit the opportunity for our stockholders to receive a premium for their shares of our common stock and could also affect the price that some investors are willing to pay for our common stock.

Our common stockholders may experience significant dilution upon the issuance of common stock upon conversion of our 5.0% Convertible Senior Notes due 2030 (the Convertible Notes). The issuance of common stock upon conversion of some or all of the Convertible Notes will dilute the ownership interests of existing holders of shares of our common stock, which could cause the price of our common stock to decline. Furthermore, the number of shares of common stock to be issued upon conversion of the Convertible Notes may be substantially greater if the conversion rate is adjusted in accordance with the terms of the Convertible Notes. Holders of the Convertible Notes have the right to convert all or any portion of such notes at any time prior to February 22, 2030 into shares of our common stock at a conversion price of $3.4722 per share. Upon conversion of any note, we will pay or deliver, as the case may be, to the noteholder, in respect of each $1,000 principal amount of notes being converted, shares of common stock equal to the conversion rate in effect on the conversion date, together with cash, if applicable, in lieu of delivering any fractional share of common stock. We cannot predict or accurately forecast the total amount of shares of common stock that ultimately may be issued under the Convertible Notes. Further, the perception of these sales or issuances, or the conversion of the Convertible Notes, could impair our ability to raise additional capital through the sale of our equity securities.

Item 1B. Unresolved Staff Comments.

None.

Item 1C. Cybersecurity.

Cybersecurity Processes and Risk Assessment

We rely on the cybersecurity program implemented by GECM. In order to assess, identify and manage material risks from cybersecurity threats, GECM has implemented a cybersecurity program for GEG and its subsidiaries, which is focused on (i) protecting the confidentiality of business, client, fund investor and employee information; (ii) maintaining the security and availability of its systems and data; (iii) supporting compliance with applicable laws and regulations; (iv) documenting cybersecurity incidents and its responses; and (v) notification of cybersecurity incidents to, and communications with, appropriate internal and external parties.

GECM has implemented an information security policy governing cybersecurity risk, which is designed to facilitate the protection of sensitive or confidential business, client, investor and employee information that it stores or processes and the maintenance of critical services and systems. These processes and systems are designed to protect against unauthorized access of information, including by cyber-attacks. GECM's policies and processes include, as appropriate, encryption, data loss prevention technology, authentication technology, entitlement management, access control, anti-virus and anti-malware software, and transmission of data over private networks. GECM's processes and systems aim to prevent or mitigate two main types of cybersecurity risk: (1) cybersecurity risks associated with its physical and digital devices and infrastructure, and (2) cybersecurity risks associated with third parties, such as people and organizations who have access to its devices, infrastructure or confidential or sensitive information. This program is based on recognized industry standards and is supported by both management and our Board. This does not mean that we meet any particular technical standards, specifications, or requirements, but only that we use recognized industry standards as a guide to help us identify, assess, and manage cybersecurity risks relevant to our business.

As a part of its cybersecurity program, GECM's cybersecurity processes and systems are reviewed and assessed by third parties. These third parties assess and report on GECM's compliance with applicable laws and regulations and its internal incident response preparedness, including benchmarking to best practices and industry frameworks. These third parties also help identify areas for continued focus and improvement. Annual penetration testing of its network, including critical systems and systems that store confidential or sensitive information, is conducted with third-party consultants and vulnerabilities are reviewed by GECM's Chief Operating Officer, IT Specialist and other members of Company management (together, **Great Elm IT Management**) and their third-party consultants. In order to oversee and identify risks from cybersecurity threats associated with its use of large vendors and material third parties who will have access to sensitive data or client systems and facilities, GECM requires these parties to adhere to GECM's cybersecurity requirements prior to accessing such data. In addition, GECM performs annual reviews of its critical vendors with the assistance of a third-party consultant to identify and assess the vendors' security posture to reduce risk to the Company.

GECM also provides its employees with cybersecurity awareness training at onboarding and semiannually, as well as interim security reminders and alerts. GECM's third-party consultants conduct regular phishing tests and provide additional training as appropriate.

Governance and Oversight of Cybersecurity Risks

GECM's cybersecurity program is managed by Great Elm IT Management. The members of the Great Elm IT Management team collectively have years of experience helping to oversee the information technology infrastructure and processes at GECM and other asset managers. Great Elm IT Management is responsible for supervising and interfacing with providers to implement GECM's monitoring and alert response processes, vulnerability management, changes made to its critical systems, including software and network changes, and various other technological and administrative safeguards.

GECM has also developed an incident response framework to monitor the prevention, detection, mitigation and remediation of cybersecurity events. This framework is managed and implemented by Great Elm IT Management, with support from their third-party consultants. Great Elm IT Management alongside the General Counsel and Chief Compliance Officer of GECM are responsible for gathering information with respect to cybersecurity incidents, assessing its severity and determining potential responses, as well as communicating with business leaders and senior management, and the Board, as appropriate.

Our Board monitors cybersecurity risk as part of Great Elm's overall risk management program. Our Board has delegated the primary responsibility for oversight and review of guidelines and policies with respect to risk assessment and risk management to the Audit Committee, which includes oversight of risks related to cybersecurity threats. The Audit Committee and the Board, as appropriate, are informed about risks related to cybersecurity threats through periodic reports from GECM's Chief Operating Officer. Such reporting includes updates on GECM's cybersecurity program, the external threat environment, and GECM's programs to address and mitigate the risks associated with the evolving cybersecurity threat environment. These reports also include updates on GECM's preparedness, prevention, detection, responsiveness and recovery with respect to cyber incidents, where applicable.

Impact of Cybersecurity Risks

As of the filing of this Form 10-K, we are not aware of any cyber-attacks that have occurred since the beginning of the fiscal year ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect us, including our business strategy, results of operations or financial condition. We acknowledge that we cannot eliminate all security risks within our organization, and we cannot guarantee that any undetected cybersecurity incidents have occurred. For additional information about these risks, see "Item 1A. Risk Factors" in this Annual Report on Form 10-K.

Item 2. Properties.

We currently lease office space for our principal executive office in Palm Beach Gardens, Florida. We lease additional office space in Waltham, Massachusetts, which is non-cancellable through September 2024, and Charleston, South Carolina, which has a lease expiration date in September 2026.

Item 3. Legal Proceedings.

None.

Item 4. Mine Safety Disclosures.

Not applicable.

PART II

Item 5. Market for Registrant's Common Equity, Related Stockholder Matters and Issuer Purchases of Equity Securities.

Market Information

Our common stock is traded on the Nasdaq Global Select Market under the trading symbol "GEG".

Record Holders

As of August 26, 2024, there were 52 record holders of our common stock.

Dividends

We do not currently intend to pay dividends on our common stock. The payment of dividends in the future is subject to the discretion of our Board and will depend upon general business conditions, legal and contractual restrictions on the payment of dividends and other factors that our Board may deem to be relevant.

Restrictions on Ownership

We have NOL carryforwards and other tax attributes, the amount and availability of which are subject to qualifications, limitations and uncertainties. In order to reduce the possibility that certain changes in ownership could result in limitations on the use of our tax attributes, our certificate of incorporation contains provisions which generally restrict the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 5% or more of the outstanding shares of common stock and the ability of persons or entities now owning 5% or more of the outstanding shares of common stock from acquiring additional common shares. We also have the Tax Rights Plan that restricts ownership of 4.99% or more of our outstanding shares of common stock. Persons that owned more than 4.99% of our common stock when the Tax Rights Plan was adopted were grandfathered as to their then-current holdings of our common stock. Our Board has granted limited waivers to certain investors to own more than 4.9% of our common stock, including funds managed by Northern Right Capital Management, L.P. (**Northern Right**) and Imperial Capital Asset Management, LLC (**ICAM**). As of August 26, 2024, Northern Right and its affiliates and ICAM and its affiliates own approximately 19.6% and 20.0%, respectively, of the outstanding shares of our common stock. Ownership information is based on information in publicly available filings.

Stock Purchases

The following table summarizes common stock repurchases during the three months ended June 30, 2024:

Month	Total Number of Shares Purchased	Average Price Paid Per Share	Total Number of Shares Purchased as Part of 10b5-1 Plans	Maximum Number of Shares that May Yet Be Purchased Under the Plans or Programs
April 1-30, 2024	-	$ -	-	-
May 1-31, 2024	1,074,862	$ 1.79	618,433	-
June 1-30, 2024	86,700	$ 1.79	82,890	3,167,110
Total	**1,161,562**	**$ 1.79**	**701,323**	

[1] In November 2023, the Company implemented a stock buyback program pursuant to Rule 10b5-1 and Rule 10b-18 under the Securities Exchange Act of 1934, as amended (the **Exchange Act**), authorizing us to repurchase shares of our common stock in an aggregate amount of up to $3,850,000 in open market transactions through May 15, 2024.

[2] In May 2024, the Company implemented a stock buyback program pursuant to Rule 10b5-1 and Rule 10b-18 under the Exchange Act authorizing us to repurchase up to 3,250,000 shares of our common stock in open market transactions through the close of business on the second full trading day following the filing with the SEC of the Company's Form 10-Q for the fiscal quarter ending September 30, 2024 unless extended or terminated by our Board.

Securities Authorized for Issuance Under Equity Compensation Plans

The information required by Item 201(d) of Regulation S-K will be contained in our Proxy Statement and is hereby incorporated by reference thereto.

Item 6. [Reserved]

Item 7. Management's Discussion and Analysis of Financial Condition and Results of Operations.

The following discussion and analysis of our financial condition and results of operations is a supplement to, and should be read in conjunction with, and is qualified entirely by, our consolidated financial statements (including Notes to the Consolidated Financial Statements) and the other consolidated financial information appearing elsewhere in this report. Some of the information in this discussion and analysis includes forward-looking statements that involve risk and uncertainties. Actual results and timing of events could differ from the results described in or implied by the forward-looking statements contained in the following discussion and analysis.

Overview

GEG is a publicly-traded alternative asset management company focused on growing a scalable and diversified portfolio of long-duration and permanent capital vehicles across credit, real estate, specialty finance, and other alternative strategies. GEG and its subsidiaries currently manage GECC, a publicly-traded BDC, and Monomoy UpREIT, an industrial-focused real estate investment trust, in addition to other investment vehicles. The combined assets under management of these entities at June 30, 2024 was approximately $727.4 million.

GEG continues to explore other investment management opportunities, as well as opportunities in other areas that it believes provide attractive risk-adjusted returns on invested capital. As of the date of this report, GEG had no unfunded binding commitments to make additional investments.

On December 30, 2022, GEG and its wholly-owned subsidiary, FM Acquisition, entered into the Stock Purchase Agreement with JPM to sell 61 shares of the common stock, $0.001 par value per share, of Forest owned by FM Acquisition and GEG, which constituted 61% of the issued and outstanding shares of Forest's common stock, to JPM for approximately $18.4 million in cash. In connection with the Stock Purchase Agreement, GEG, JPM and Forest entered into the Stockholders Agreement. Pursuant to the Stockholders Agreement, from January 17, 2023 until February 17, 2023, GEG had the the Put Option to sell its remaining 19% interest in Forest for its then fair market value. On January 17, 2023, GEG exercised the Put Option and sold the Investment in Forest for approximately $26.5 million in cash.

On January 3, 2023, GEG's wholly-owned subsidiary, Great Elm DME Holdings, Inc., along with the minority owners of Great Elm Healthcare, LLC (**HC LLC**), entered into a purchase agreement with QHM Holdings, Inc., a subsidiary of Quipt Home Medical Corp (**Quipt**), to sell 100% of the outstanding membership interests in HC LLC to Quipt (the **Sale of HC LLC**) for $80.0 million, consisting of approximately $72.8 million in cash, $5.2 million of indebtedness assumed by Quipt and $2.0 million in shares of Quipt common stock based on the 20-day volume-weighted average price of Quipt's common stock for the period ending on and including the second business day prior to the closing of the transaction. After transaction costs of $2.5 million, distributions to non-controlling interests of $5.9 million, and indemnity escrow payment of $0.4 million, cash proceeds to GEG and its subsidiaries were $64.1 million, pending finalization of working capital adjustments. The disposal group satisfied the criteria for presentation as held for sale and discontinued operations through the date of sale, and as such GEG's historical segment information was recast to reflect its ongoing business as a single reportable segment and to remove the activity of discontinued operations.

In January 2023, MBTS, GEG's wholly-owned subsidiary, completed purchases of certain land parcels. Contemporaneously with the land purchases, MBTS entered into commercial lease agreements, as a lessor, in respect to the land parcels and build-to-suit improvements to be constructed thereon. The leases will commence upon substantial completion of the build-to-suit development. GEG intends to sell the land and improvements with the attached leases at or close to the respective lease commencement date. During the year ended June 30, 2024, GEG capitalized development costs of $8.5 million attributed to the cost of land and development and construction costs directly identifiable with the two real estate projects.

Critical Accounting Policies and Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (**GAAP**). The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an on-going basis, the Company evaluates all of these estimates and assumptions. Actual results could be different from these estimates.

The historical results of the DME business and related activity have been presented in the accompanying consolidated statements of operations for the years ended June 30, 2024 and June 30, 2023 as discontinued operations. See Note 16 - Discontinued Operations in the accompanying Notes to the Consolidated Financial Statements. Following presentation of our DME business as discontinued operations, the Company views its operations and manages its business as one operating segment focused on growing a scalable and diversified portfolio of long-duration and permanent capital vehicles across credit, real estate, specialty finance, and other alternative strategies.

Asset Acquisitions

Asset acquisitions are accounted for using the cost accumulation method while business combinations are accounted for at fair value. Determining whether the acquired set represents an asset acquisition or a business combination requires quantitative and qualitative assessments subject to judgment. The fair values assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including projected financial information, effective income tax rates, present value discount factors, and long-term growth expectations. The Company utilizes third-party specialists to assist management with the identification and valuation of intangible assets using customary valuation procedures and techniques.

Revenue Recognition

The Company recognizes revenue at amounts that reflect the consideration to which it expects to be entitled in exchange for providing services to its customers under agreements with each investment product, which may be terminated at any time by either party subject to the specific terms of each respective agreement. Our revenues primarily consist of proceeds from the sale of build-to-suit properties and fees from managed investment products. Fees from managed investment products include fees based on a percentage of assets under management, fees based on rents collected, fees based on the performance of managed assets, and administration and service fees.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary, in order to reduce deferred tax assets to the amounts more likely than not to be recovered.

The Company has established a valuation allowance for its deferred tax assets that are not recoverable from taxable temporary differences because the Company is unable to conclude that future utilization of a portion of its net operating loss carryforwards and other deferred tax assets is more likely than not.

The calculation of the Company's tax positions involves dealing with uncertainties in the application of complex tax regulations for federal and several different state tax jurisdictions. The Company is periodically reviewed by tax authorities regarding the amount of taxes due. These reviews include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. GAAP provides guidance on the accounting for and disclosure of uncertainty in tax positions and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority. The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In making these assessments, the Company determines the accounting recognition based on the technical merits of the position and consults with external tax experts as appropriate. The Company does not recognize income tax benefits for positions that it takes on its income tax returns that do not meet the more likely than not standard on its technical merits.

New Accounting Pronouncements

See Note 2 - Summary of Significant Accounting Policies in the accompanying Notes to the Consolidated Financial Statements.

Results of Operations

Continuing Operations

The following table provides the consolidated results of our continuing operations:

	For the twelve months ended June 30,		
(in thousands)	2024	Percent Change	2023
Revenues	$ 17,834	106%	$ 8,663
Cost of Revenues	(5,526)	*NM	-
Operating costs and expenses:			
Investment management expenses, excluding non-cash compensation	(9,723)	9%	(8,938)
Non-cash compensation	(3,113)	6%	(2,948)
Other selling, general and administrative	(6,202)	(9)%	(6,836)
Depreciation and amortization	(1,108)	(4)%	(1,152)
Total operating costs and expenses	(20,146)		(19,874)
Operating loss	(7,838)		(11,211)
Other income (expense):			
Interest expense	(4,334)	(29)%	(6,074)
Other income (expense), net	11,331	(65)%	31,964
Total other income (expense), net	6,997		25,890
Income (loss) before income taxes from continuing operations	$ (841)		$ 14,679

*NM - not meaningful

Revenues

Revenues for the year ended June 30, 2024 increased $9.2 million, as compared to the prior year. Of the $9.2 million increase, $6.6 million is related to MBTS's June 2024 asset sale, which is offset by $5.5 million of cost of revenues related to the sale. The remaining $2.6 million expansion is primarily driven by increases in management and incentive fees from GECC as a result of increases in assets under management.

Operating Costs and Expenses

Operating costs and expenses for the year ended June 30, 2024 increased $0.3 million, as compared to the prior year. Investment management expenses increased $0.8 million, which was mainly attributable to costs associated with business operations due to our company now functioning primarily as an investment management company. Other selling, general and administrative expenses decreased $0.6 million, which was mainly attributed to a decrease in our strategic initiative costs and other professional and operating fees due to our transition from a primarily durable medical equipment business to an asset management firm.

Other Expenses and Income

Interest expense for the year ended June 30, 2024 decreased by $1.7 million, compared to the prior year, primarily due to the decrease in interest expense attributed to the 35,010 shares of preferred stock issued by Forest to JPM on December 29, 2020 (the **Forest Preferred Stock**) following the Sale of Controlling Interest in Forest on December 30, 2022.

During the year ended June 30, 2024, the Company recognized $11.3 million of other income (net), comprised of dividends and interest income of $8.1 million and net realized and unrealized gain on investments of $2.2 million, partially. During the year ended June 30, 2023, the Company recognized $32.0 million of other income (net), comprised of gain on Sale of Controlling Interest in Forest of $10.5 million, gain on the Investment in Forest of $24.4 million, and dividends and interest income of $6.2 million, partially offset by net realized and unrealized loss on investments (excluding the Investment in Forest) of $9.2 million.

Income Taxes

The Company recognized an income tax expense from continuing operations of $0.1 million and $0.2 million for the years ended June 30, 2024 and 2023, respectively. This expense consisted of federal and state and local taxes for the year ended June 30, 2024. No federal income taxes were incurred for the year ended June 30, 2023. As of June 30, 2024, we had $8.9 million of net operating loss carryforwards for federal income tax purposes, of which approximately $3.4 million will expire in fiscal years 2025 through 2037 and $5.5 million can be carried forward indefinitely.

Discontinued Operations

The following table provides the consolidated results of our discontinued operations:

(in thousands)	For the twelve months ended June 30,	
	2024	**2023**
Discontinued operations:		
Durable medical equipment sales and services revenue	$ -	$ 21,574
Durable medical equipment rental income	-	11,874
Net revenue	-	33,448
Cost of durable medical equipment sold and services	-	(8,654)
Cost of durable medical equipment rentals	-	(4,263)
Durable medical equipment other operating expenses	16	(17,519)
Depreciation and amortization	-	(783)
Transaction costs	-	(2,462)
Interest expense	-	(46)
Loss on extinguishment of debt	-	(23)
Other (expense) income, net	-	(50)
Gain on disposal of discontinued operations	-	13,264
Income before income taxes from discontinued operations	16	12,912
Income tax benefit	-	289
Net income from discontinued operations	$ 16	$ 13,201

During the year ended June 30, 2023, the results of the discontinued DME business only included operations through the date of its sale (January 3, 2023). Upon sale of the DME business, we initially recognized a gain on sale of $13.6 million. In the fourth quarter of fiscal 2023, we recorded a loss of $0.3 million following finalization of working capital adjustments to the initial sales price for HC LLC, with the respective payment made to Quipt in September 2023.

There was minimal operating activity related to discontinued operations during the year ended June 30, 2024.

Liquidity and Capital Resources

The following table presents selected financial information:

(in thousands)	June 30, 2024	June 30, 2023
Current assets	$ 127,570	$ 123,138
Current liabilities	8,359	7,377
Working capital	$ 119,211	$ 115,761
Long-term liabilities	$ 61,892	$ 64,674

(in thousands)	For the twelve months ended June 30,	
	2024	**2023**
Net cash provided by (used in) operating activities - continuing operations	$ (15,555)	$ (3,139)
Net cash provided by (used in) operating activities - discontinued operations	-	766
Net cash provided by (used in) operating activities	$ (15,555)	$ (2,373)
Net cash provided by (used in) investing activities - continuing operations	$ 3,217	$ 16,733
Net cash provided by (used in) investing activities - discontinued operations	(947)	67,230
Net cash provided by (used in) investing activities	$ 2,270	$ 83,963
Net cash provided by (used in) financing activities - continuing operations	$ 2,838	$ (42,399)
Net cash provided by (used in) financing activities - discontinued operations	-	(5,221)
Net cash provided by (used in) financing activities	$ 2,838	$ (47,620)
Net increase (decrease) in cash and cash equivalents, including cash and cash equivalents classified within current assets held for sale	$ (10,447)	$ 33,970
Less: net increase in cash and cash equivalents classified within current assets held for sale	-	62,775
Plus: cash received from discontinued operations	-	66,689
Net change in cash and cash equivalents	$ (10,447)	$ 37,884

As of June 30, 2024, we had an unrestricted cash balance of $48.1 million, short-term investments in marketable securities of $9.9 million and investments with a fair value of $44.6 million, including 1,518,162 shares of GECC common stock with an estimated fair value of $16.2 million.

We intend to make acquisitions that will likely result in our investment of all of our liquid financial resources, the issuance of equity securities and the incurrence of indebtedness. If we are unsuccessful at raising additional capital resources, through either debt or equity, it is unlikely we will be able execute our strategic growth plan. See "Item 1A. Risk Factors."

Cash flows used in operating activities of our continuing operations for the year ended June 30, 2024 were $15.6 million. The adjustments to reconcile our net loss from continuing operations of $0.9 million to net cash used in operating activities included add-backs for net proceeds from sale of real estate of $6.2 million and for various non-cash charges, such as $2.4 million of stock-based compensation expense, $2.4 million of non-cash interest and amortization of capitalized issuance costs, and $1.1 million of depreciation and amortization, which was partially offset by a $0.5 million of change in fair value of contingent consideration payable to ICAM, $2.3 million of realized gain on redemption of Convertible Notes, $12.0 million of purchases of investments and the net negative change in our operating assets and liabilities of $11.2 million.

Cash flows used in operating activities of our continuing operations for the year ended June 30, 2023 were $3.1 million. The adjustments to reconcile our net income from continuing operations of $14.5 million to net cash used in operating activities included add-backs for various non-cash charges, such as $2.6 million of stock-based compensation expense, $2.3 million of non-cash interest and amortization of capitalized issuance costs, $1.2 million of depreciation and amortization, and $0.8 million of change in fair value of contingent consideration payable to ICAM, which was partially offset by deduction of $10.9 million of unrealized gain on our investments, $4.3 million of realized gain on our investments, $10.5 million of gain on Sale of Controlling Interest in Forest in December 2022, and the net negative change in our operating assets and liabilities of $0.7 million. During the year ended June 30, 2023 we also received $1.6 million attributed to sales of investments by GESOF. Cash flows provided by operating activities of our discontinued operations for the year ended June 30, 2023 were $0.8 million.

Cash flows provided by investing activities of our continuing operations for the year ended June 30, 2024 were $3.2 million which is attributed to the proceeds from settlement of held-to-maturity securities of $65.1 million and sales of investments of $6.8 million, partially offset by purchases of investments of $19.6 million and purchases of investments in held-to-maturity securities of $49.0 million. Cash flows used in investing activities of our discontinued operations for the year ended June 30, 2024 of $0.9 million were attributed to investing activities of our DME business.

Cash flows provided by investing activities of our continuing operations for the year ended June 30, 2023 were $16.7 million which is attributed to the combined proceeds from sale of Forest, net of cash sold, of $44.3 million, partially offset by purchases of investments of $3.1 million and purchases of investments in marketable securities of $24.4 million. Cash flows provided by investing activities of our discontinued operations for the year ended June 30, 2023 of $67.2 million were primarily attributed to the cash proceeds from the Sale of HC LLC, net of cash sold and before transaction costs and distributions to non-controlling interests, of $71.3 million, partially offset by other investing activities of our DME business.

Cash flows provided by financing activities of our continuing operations for the year ended June 30, 2024 were $2.8 million, which is attributed to contributions of non-controlling interests in our Consolidated Funds, offset by a redemption of the Convertible Notes and share repurchase.

Cash flows used in financing activities of our continuing operations for the year ended June 30, 2023 were $42.4 million, which consisted of principal payments of $38.1 million on the promissory note issued to Forest on December 29, 2022 and fully repaid by January 3, 2023, and principal payments of $3.7 million on the Seller Note, as well as distributions to non-controlling interests in GESOF of $0.6 million. Cash flows used in financing activities of our discontinued operations for the year ended June 30, 2023 of $5.2 million were primarily attributed to distributions to non-controlling interests upon Sale of HC LLC of $5.9 million.

We believe we have sufficient liquidity available to meet our short-term and long-term obligations for at least the next 12 months and the foreseeable future thereafter.

Borrowings

As of June 30, 2024, the Company had $26.9 million in outstanding aggregate principal of the GEGGL Notes. The GEGGL Notes are due on June 30, 2027, and interest is paid quarterly. The GEGGL Notes include covenants that limit additional indebtedness or the payment of dividends in the event that our net consolidated debt to equity ratio is, or would be on a pro forma basis, greater than 2 to 1. In addition, if our net consolidated debt to equity ratio is greater than 2 to 1 at the end of any calendar quarter, we must retain no less than 10% of our excess cash flow as cash and cash equivalents until such time as our net consolidated debt to equity ratio is less than 2 to 1 at the end of a calendar quarter.

As of June 30, 2024, the Company had $35.5 million principal balance in outstanding Convertible Notes (including cumulative interest paid in-kind) held by a consortium of investors, including related parties, that accrue interest at 5.0% per annum, payable semiannually in arrears on June 30 and December 31, in cash or in-kind at the option of the Company. The Convertible Notes are due on February 26, 2030, but are convertible at the option of the holders, subject to the terms therein, prior to maturity into shares of our common stock. Upon conversion of any note, the Company will pay or deliver, as the case may be, to the noteholder, in respect of each $1,000 principal amount of notes being converted, shares of common stock equal to the conversion rate in effect on the conversion date, together with cash, if applicable, in lieu of delivering any fractional share of common stock. To date, all interest on these instruments has been paid in-kind.

Item 7A. Quantitative and Qualitative Disclosures About Market Risk.

Not applicable.

Item 8. Financial Statements and Supplementary Data.

The information required by this Item appears beginning on page F-1 of this Annual Report on Form 10-K and is incorporated in this Item 8 by reference.

Item 9. Changes in and Disagreements With Accountants on Accounting and Financial Disclosure.

Not applicable.

Item 9A. Controls and Procedures.

Disclosure Controls and Procedures

The Company's management, with the participation of our Chief Executive Officer and our Chief Financial Officer, evaluated the effectiveness of the design and operation of our disclosure controls and procedures as of the end of the period covered by this report. Our disclosure controls and procedures are designed to ensure that information required to be disclosed by us in the reports filed or submitted under the Exchange Act is recorded, processed, summarized and reported within the time periods specified in the SEC's rules and forms. Disclosure controls and procedures include, without limitation, controls and procedures designed to ensure that information required to be disclosed by us in the reports that we file or submit under the Exchange Act is accumulated and communicated to our management, including our principal executive and principal financial officers, or persons performing similar functions, as appropriate to allow timely decisions regarding required disclosure. Based on this evaluation, our Chief Executive Officer and Chief Financial Officer concluded that, as of the end of the period covered by this report, our disclosure controls and procedures were effective as of June 30, 2024.

Management's Report on Internal Control Over Financial Reporting

Our management is responsible for preparation of the accompanying consolidated financial statements in accordance with US GAAP.

Our management is responsible for establishing and maintaining adequate internal control over financial reporting, as such term is defined in Rule 13(a)-15(f) under the Exchange Act. Internal control over financial reporting is a process designed to provide reasonable assurance regarding the reliability of financial reporting and the preparation of financial statements for external purposes in accordance with generally accepted accounting principles.

Our internal control over financial reporting is supported by written policies and procedures that (1) pertain to the maintenance of records that, in reasonable detail, accurately and fairly reflect the transactions and dispositions of our assets; (2) provide reasonable assurance that transactions are recorded as necessary to permit preparation of financial statements in accordance with generally accepted accounting principles, and that our receipts and expenditures are being made only in accordance with authorizations of our management and directors; and (3) provide reasonable assurance regarding prevention or timely detection of unauthorized acquisition, use or disposition of our assets that could have a material effect on the financial statements. Because of its inherent limitations, internal control over financial reporting may not prevent or detect misstatements. Projections of any evaluation of effectiveness to future periods are subject to the risk that controls may become inadequate because of changes in conditions, or that the degree of compliance with the policies or procedures may deteriorate.

Under the supervision and with the participation of our management, including our Chief Executive Officer and Chief Financial Officer, we conducted an evaluation of the effectiveness of our internal control over financial reporting as of June 30, 2024 as required by the Exchange Act. In making this assessment, we used the criteria set forth in the framework in *Internal Control – Integrated Framework (2013)* issued by the Committee of Sponsoring Organizations of the Treadway Commission. Based on management's evaluation under the framework, management concluded that our internal control over financial reporting was effective as of June 30, 2024.

Changes in Internal Control Over Financial Reporting

There have been no changes in our internal control over financial reporting during the fiscal quarter ended June 30, 2024 that have materially affected, or are reasonably likely to materially affect, our internal control over financial reporting.

Item 9B. Other Information.

None.

Item 9C. Disclosure Regarding Foreign Jurisdictions that Prevent Inspections.

Not applicable.

PART III

Item 10. Directors, Executive Officers and Corporate Governance.

The information required by this item will be contained in our definitive proxy statement (**Proxy Statement**) and is hereby incorporated by reference thereto.

Item 11. Executive Compensation.

The information required by this item will be contained in our Proxy Statement and is hereby incorporated by reference thereto.

Item 12. Security Ownership of Certain Beneficial Owners and Management and Related Stockholder Matters.

The information required by this item will be contained in our Proxy Statement and is hereby incorporated by reference thereto.

Item 13. Certain Relationships and Related Transactions, and Director Independence.

The information required by this item will be contained in our Proxy Statement and is hereby incorporated by reference thereto.

Item 14. Principal Accountant Fees and Services.

The information required by this item will be contained in our Proxy Statement and is hereby incorporated by reference thereto.

PART IV

Item 15. Exhibits, Financial Statement Schedules.

Financial Statements

The information required by this Item appears beginning on page F-1 of this Annual Report on Form 10-K and is incorporated in this Item 15 by reference.

Financial Statement Schedules

Schedules are omitted because they are not required or are not applicable or the required information is shown in the consolidated financial statements or notes thereto.

Exhibits

The exhibit index attached hereto is incorporated by reference.

EXHIBIT INDEX

Unless otherwise indicated, all references are to filings by Great Elm Group, Inc. (the **Registrant**) with the Securities and Exchange Commission under File No. 001-39832

Exhibit No.	Description
3.1	Certificate of Incorporation of the Registrant, dated October 23, 2020 (incorporated by reference to the Exhibit 3.1 to the Form 8-K filed on December 29, 2020)
3.2	Amended and Restated Bylaws of the Registrant, dated November 14, 2022 (incorporated by reference to the Exhibit 3.1 to the Form 8-K filed on November 14, 2022)
4.1	Form of the Registrant's Common Stock Certificate (incorporated by reference to the Exhibit 4.1 to the Form 8-K filed on December 29, 2020)
4.2	Certificate of Designation of Series A Junior Participating Cumulative Preferred Stock of the Registrant, dated December 23, 2020 (incorporated by reference to the Exhibit 4.2 to the Form 8-K filed on December 29, 2020)
4.3	Stockholders' Rights Agreement, dated December 29, 2020, by and between the Registrant and Computershare Trust Company, N.A. (incorporated by reference to the Exhibit 4.3 to the Form 8-K filed on December 29, 2020)
4.4	Form of 5.0% Convertible Senior PIK Notes due 2030 (incorporated by reference to the Exhibit 4.4 to the Form 8-K filed on December 29, 2020)
4.5	Form of Amendment to 5.0% Convertible Senior PIK Notes due 2030 (incorporated by reference to the Exhibit 4.1 to the Form 10-Q filed on May 14, 2021)
4.6	Registration Rights Agreement, dated as of February 26, 2020, by and between Great Elm Capital Group, Inc. and certain accredited investors party thereto (incorporated by reference to the Exhibit 4.5 to the Form 8-K filed on December 29, 2020)
4.7	Description of Securities (incorporated by reference to the Exhibit 4.7 to the Form 10-K filed on September 12, 2022)
4.8	Base Indenture, dated as of June 9, 2022, by and between Great Elm Group, Inc. and American Stock and Transfer & Trust Company, LLC, as Trustee (incorporated by reference to the Exhibit 4.1 to the Form 8-K filed on June 9, 2022)
4.9	First Supplemental Indenture, dated as of June 9, 2022, by and between Great Elm Group, Inc. and American Stock and Transfer & Trust Company, LLC, as Trustee (incorporated by reference to the Exhibit 4.2 to the Form 8-K filed on June 9, 2022)
4.10	Form of 7.25% Note Due 2027 (incorporated by reference to the Exhibit 4.3 to the Form 8-K filed on June 9, 2022)

4.11	Amended and Restated Stockholders Agreement of Forest Investments, Inc., dated December 30, 2022, among Forest Investments, Inc., the Registrant and J.P. Morgan Broker-Dealer Holdings, Inc. (incorporated by reference to the Exhibit 4.2 to the Form 8-K filed on January 3, 2023)
10.1+	Severance Agreement, dated May 4, 2023, by and between the Registrant and Peter A. Reed (incorporated by reference to the Exhibit 10.1 to the Form 8-K filed on May 5, 2023)
10.2+	Consulting Agreement, dated May 4, 2023, by and between the Registrant and Peter A. Reed (incorporated by reference to the Exhibit 10.2 to the Form 8-K filed on May 5, 2023)
10.3+	Offer Letter, dated May 4, 2023, by and between the Registrant and Jason W. Reese (incorporated by reference to the Exhibit 10.3 to the Form 8-K filed on May 5, 2023)
10.4+	Offer Letter, dated December 29, 2020 between Adam Kleinman and the Registrant (incorporated by reference to the Exhibit 10.2 to the Form 8-K filed on December 29, 2020)
10.5+	Separation and General Release Agreement, dated May 15, 2023, by and between the Registrant and Brent J. Pearson (incorporated by reference to the Exhibit 10.1 to the Form 8-K filed on May 15, 2023)
10.6+	Offer Letter, dated May 15, 2023, by and between the Registrant and Keri A. Davis (incorporated by reference to the Exhibit 10.2 to the Form 8-K filed on May 15, 2023)
10.7+	Employment Letter, dated August 30, 2022, between Great Elm Capital Management, Inc. and Nichole Milz (incorporated by reference to the Exhibit 10.1 to the Form 8-K filed on September 6, 2022)
10.8+	Compensation Plan Agreement, dated December 29, 2020, by and between Great Elm Capital Group, Inc. and the Registrant (incorporated by reference to the Exhibit 10.4 to the Form 8-K filed on December 29, 2020)
10.9+	Form of Director and Officer Indemnification Agreement (incorporated by reference to the Exhibit 10.5 to the Form 8-K filed on December 29, 2020)
10.10+	Great Elm Group, Inc. Amended and Restated 2016 Long-Term Incentive Compensation Plan (As Amended, Effective November 21, 2022) (incorporated by reference to Exhibit 10.1 to the Form 8-K of Great Elm Group, Inc. filed on November 21, 2022)
10.11+	2016 Employee Stock Purchase Plan (incorporated by reference to Annex E to the Proxy Statement filed on May 25, 2016 by Great Elm Capital Group, Inc. (File No. 001-16073))
10.12+	Form of Stock Option Award under the Registrant's Amended and Restated 2016 Long-Term Incentive Compensation Plan (incorporated by reference to the Exhibit 10.12 to the Form 10-K filed on September 20, 2023)
10.13+	Form of Restricted Stock Unit Award (Directors) under the Registrant's Amended and Restated 2016 Long-Term Incentive Compensation Plan (incorporated by reference to the Exhibit 10.13 to the Form 10-K filed on September 20, 2023)
10.14+	Form of Restricted Stock Unit Award (Employees) under the Registrant's Amended and Restated 2016 Long-Term Incentive Compensation Plan (incorporated by reference to the Exhibit 10.14 to the Form 10-K filed on September 20, 2023)
10.15+	Form of Restricted Stock Award (Directors) under the Registrant's Amended and Restated 2016 Long-Term Incentive Compensation Plan (incorporated by reference to the Exhibit 10.15 to the Form 10-K filed on September 20, 2023)
10.16+	Form of Restricted Stock Award (Employees) under the Registrant's Amended and Restated 2016 Long-Term Incentive Compensation Plan (incorporated by reference to the Exhibit 10.16 to the Form 10-K filed on September 20, 2023)
10.17+	Amended and Restated Great Elm Capital Management Performance Bonus Plan, dated February 6, 2019, (incorporated by reference to Exhibit 10.1 to the Form 8-K filed on February 8, 2019 by Great Elm Capital Group, Inc. (File No. 001-16073))
10.18	Transaction Agreement, dated March 10, 2021, by and among the Registrant, MAST Capital Management, LLC and David Steinberg (incorporated by reference to the Exhibit 10.1 to the Form 10-Q filed on May 14, 2021)
10.19	Amended and Restated Investment Management Agreement (As Amended, Effective August 1, 2022), by and between Great Elm Capital Corp. and Great Elm Capital Management, Inc. (incorporated by reference to Exhibit g to the Form N-2 filed on June 16, 2023 by Great Elm Capital Corp. (File No. 333-272790))

10.20	Administration Agreement, dated as of September 27, 2016, by and between Great Elm Capital Corp. and Great Elm Capital Management, Inc. (incorporated by reference to Exhibit 10.2 to the Form 8-K filed on November 7, 2016 by Great Elm Capital Corp. (File No. 814-01211))
10.21	Profit Sharing Agreement, dated as of November 3, 2016, by and between Great Elm Capital Management, Inc. and Great Elm Capital GP, LLC (formerly GECC GP Corp.) (incorporated by reference to Exhibit 10.6 to the Form 8-K filed on November 9, 2016)
14.1	Code of Conduct of Great Elm Group, Inc. (incorporated by reference to the Exhibit 14.1 to the Form 8-K filed on September 20, 2023)
21.1	Subsidiaries of the Registrant.
23.1	Consent of Grant Thornton LLP, Independent Registered Public Accounting Firm
31.1	Certification of the Principal Executive Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
31.2	Certification of the Principal Financial Officer pursuant to Section 302 of the Sarbanes-Oxley Act of 2002
32.1	Certifications of the Chief Executive Officer and Chief Financial Officer pursuant to 18 U.S.C. Section 1350, as adopted pursuant to Section 906 of the Sarbanes-Oxley Act of 2002
101	Materials from the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2024, formatted in inline Extensible Business Reporting Language (XBRL): (i) Consolidated Balance Sheets, (ii) Consolidated Statements of Operations, (iii) Consolidated Statements of Stockholders' Equity and Contingently Redeemable Non-Controlling Interest, (iv) Consolidated Statements of Cash Flows, and (v) related Notes to the Consolidated Financial Statements, tagged in detail (furnished herewith).
104	The cover page from the Registrant's Annual Report on Form 10-K for the fiscal year ended June 30, 2024, formatted in inline XBRL (included as Exhibit 101).

+   Indicates a management contract or compensatory plan or arrangement.

Item 16. Form 10-K Summary.

We have elected not to provide a Form 10-K summary.

SIGNATURES

Pursuant to the requirements of Section 13 or 15(d) of the Securities Exchange Act of 1934, the Registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized as of August 29, 2024.

GREAT ELM GROUP, INC.

By: /s/ Jason W. Reese
Name: Jason W. Reese
Title: Chief Executive Officer & Chairman

Pursuant to the requirements of the Securities Exchange Act of 1934, this report has been signed below by the following persons on behalf of the Registrant and in the capacities indicated as of August 29, 2024.

Signature	Title
/s/ Jason W. Reese Jason W. Reese	Chief Executive Officer & Chairman *(Principal Executive Officer)*
/s/ Keri A. Davis Keri A. Davis	Chief Financial Officer & Chief Accounting Officer *(Principal Financial and Accounting Officer)*
/s/ Matthew A. Drapkin Matthew A. Drapkin	Director
/s/ James H. Hugar James H. Hugar	Director
/s/ David Matter David Matter	Director
/s/ James P. Parmelee James P. Parmelee	Director
/s/ Eric J. Scheyer Eric J. Scheyer	Director

INDEX TO FINANCIAL STATEMENTS

REPORT OF INDEPENDENT REGISTERED PUBLIC ACCOUNTING FIRM

Board of Directors and Shareholders
Great Elm Group, Inc.

Opinion on the financial statements

We have audited the accompanying consolidated balance sheets of Great Elm Group, Inc. (a Delaware corporation) and subsidiaries (the "Company") as of June 30, 2024 and 2023, the related consolidated statements of operations, stockholders' equity and contingently redeemable non-controlling interest, and cash flows for each of the two years in the period ended June 30, 2024, and the related notes (collectively referred to as the "financial statements"). In our opinion, the financial statements present fairly, in all material respects, the financial position of the Company as of June 30, 2024 and 2023, and the results of its operations and its cash flows for each of the two years in the period ended June 30, 2024, in conformity with accounting principles generally accepted in the United States of America.

Basis for opinion

These financial statements are the responsibility of the Company's management. Our responsibility is to express an opinion on the Company's financial statements based on our audits. We are a public accounting firm registered with the Public Company Accounting Oversight Board (United States) ("PCAOB") and are required to be independent with respect to the Company in accordance with the U.S. federal securities laws and the applicable rules and regulations of the Securities and Exchange Commission and the PCAOB.

We conducted our audits in accordance with the standards of the PCAOB. Those standards require that we plan and perform the audit to obtain reasonable assurance about whether the financial statements are free of material misstatement, whether due to error or fraud. The Company is not required to have, nor were we engaged to perform, an audit of its internal control over financial reporting. As part of our audits we are required to obtain an understanding of internal control over financial reporting but not for the purpose of expressing an opinion on the effectiveness of the Company's internal control over financial reporting. Accordingly, we express no such opinion.

Our audits included performing procedures to assess the risks of material misstatement of the financial statements, whether due to error or fraud, and performing procedures that respond to those risks. Such procedures included examining, on a test basis, evidence regarding the amounts and disclosures in the financial statements. Our audits also included evaluating the accounting principles used and significant estimates made by management, as well as evaluating the overall presentation of the financial statements. We believe that our audits provide a reasonable basis for our opinion.

Critical Audit Matters

Critical audit matters are matters arising from the current period audit of the financial statements that were communicated or required to be communicated to the audit committee and that: (1) relate to accounts or disclosures that are material to the financial statements and (2) involved our especially challenging, subjective, or complex judgments. We determined that there are no critical audit matters.

/s/ Grant Thornton LLP

We have served as the Company's auditor since 2019.

Boston, Massachusetts
August 29, 2024

GREAT ELM GROUP, INC.
CONSOLIDATED BALANCE SHEETS
Dollar amounts in thousands, except per share amounts

ASSETS	June 30, 2024	June 30, 2023
Current assets		
Cash and cash equivalents	$ 48,147	$ 60,165
Restricted cash	1,571	-
Receivables from managed funds	2,259	3,308
Investments in marketable securities	9,929	24,595
Investments, at fair value (cost $54,261 and $40,387, respectively)	44,585	32,611
Prepaid and other current assets	1,215	717
Real estate under development	5,769	1,742
Assets of Consolidated Funds:		
Cash and cash equivalents	2,371	-
Investments, at fair value (cost $11,338)	11,471	-
Other assets	253	-
Total current assets	127,570	123,138
Identifiable intangible assets, net	11,037	12,115
Right-of-use assets	225	497
Other assets	1,614	143
Total assets	$ 140,446	$ 135,893
LIABILITIES AND STOCKHOLDERS' EQUITY		
Current liabilities		
Accounts payable	$ 317	$ 191
Accrued expenses and other current liabilities	7,009	5,418
Current portion of related party payables	634	1,409
Current portion of lease liabilities	137	359
Liabilities of Consolidated Funds:		
Payable for securities purchased	100	-
Accrued expenses and other liabilities	162	-
Total current liabilities	8,359	7,377
Lease liabilities, net of current portion	57	142
Long-term debt (face value $26,945)	26,090	25,808
Related party payables, net of current portion	-	926
Convertible notes (face value $35,494 and $37,912, including $16,174 and $15,395 held by related parties, respectively)	34,900	37,129
Other liabilities	845	669
Total liabilities	70,251	72,051
Commitments and contingencies (Note 15)		
Stockholders' equity		
Preferred stock, $0.001 par value; 5,000,000 authorized and zero outstanding	-	-
Common stock, $0.001 par value; 350,000,000 shares authorized and 31,875,285 shares issued and 30,494,448 outstanding at June 30, 2024; and 30,651,047 shares issued and 29,546,655 outstanding at June 30, 2023	30	30
Additional paid-in-capital	3,315,638	3,315,378
Accumulated deficit	(3,252,954)	(3,251,566)
Total Great Elm Group, Inc. stockholders' equity	62,714	63,842
Non-controlling interests	7,481	-
Total stockholders' equity	70,195	63,842
Total liabilities and stockholders' equity	$ 140,446	$ 135,893

The accompanying notes are an integral part of these consolidated financial statements.

GREAT ELM GROUP, INC.
CONSOLIDATED STATEMENTS OF OPERATIONS
Amounts in thousands, except per share data

	For the twelve months ended June 30,			
	2024		**2023**	
Revenues	$	17,834	$	8,663
Cost of revenues		5,526		-
Operating costs and expenses:				
Investment management expenses				10,196
Depreciation and amortization		1,108		1,152
Selling, general and administrative		7,654		8,480
Expenses of Consolidated Funds		53		46
Total operating costs and expenses		20,146		19,874
Operating loss		(7,838)		(11,211)
Dividends and interest income		8,057		6,209
Net realized and unrealized gain (loss)		2,212		15,247
Net realized and unrealized gain (loss) on investments of Consolidated Funds		233		(16)
Interest and other income of Consolidated Funds		829		-
Gain on sale of controlling interest in subsidiary		-		10,524
Interest expense		(4,334)		(6,074)
Income (loss) before income taxes from continuing operations		(841)		14,679
Income tax benefit (expense)		(101)		(200)
Net income (loss) from continuing operations		(942)		14,479
Discontinued operations:				
Net income from discontinued operations		16		13,201
Net income (loss)	$	(926)	$	27,680
Less: net income (loss) attributable to non-controlling interest, continuing operations		462		(1,554)
Less: net income attributable to non-controlling interest, discontinued operations		-		1,504
Net income (loss) attributable to Great Elm Group, Inc.	$	(1,388)	$	27,730
Basic net income (loss) per share from:				
Continuing operations	$	(0.05)	$	0.55
Discontinued operations		-		0.40
Basic net income (loss) per share	$	(0.05)	$	0.95
Diluted net income (loss) per share from:				
Continuing operations	$	(0.05)	$	0.44
Discontinued operations		-		0.29
Diluted net income (loss) per share	$	(0.05)	$	0.73
Weighted average shares outstanding				
Basic		29,962		28,910
Diluted		29,962		40,980

The accompanying notes are an integral part of these consolidated financial statements.

GREAT ELM GROUP, INC.
CONSOLIDATED STATEMENTS OF STOCKHOLDERS' EQUITY AND CONTINGENTLY REDEEMABLE NON-CONTROLLING INTEREST

	Common Stock		Additional Paid-in Capital	Accumulated Deficit	Total Great Elm Group, Inc. Stockholders' Equity	Non-controlling Interest	Total Stockholders' Equity	Contingently Redeemable Non-controlling Interest
	Shares	Amount						
BALANCE, June 30, 2022	28,507	$ 29	$ 3,312,763	$ (3,279,296)	$ 33,496	$ 6,533	$ 40,029	$ 2,225
Net income (loss)	-	-	-	27,730	27,730	(802)	26,928	752
Distributions to non-controlling interests in Consolidated Fund	-	-	-	-	-	(634)	(634)	
Redemption of non-controlling interests upon sale of subsidiaries	-	-	-	-	-	(5,097)	(5,097)	(2,977)
Issuance of common stock related to vesting of restricted stock	1,040	1	-	-	1	-	1	-
Stock-based compensation	-	-	2,615	-	2,615	-	2,615	-
BALANCE, June 30, 2023	29,547	$ 30	$ 3,315,378	$ (3,251,566)	$ 63,842	$ -	$ 63,842	$ -
Net income (loss)	-	-	-	(1,388)	(1,388)	462	(926)	-
Issuance of common stock related to vesting of restricted stock	947	-	-	-	-	-	-	-
Issuance of interests in Consolidated Funds	-	-	-	-	-	7,250	7,250	-
Distributions from Consolidated Funds	-	-	-	-	-	(231)	(231)	-
Stock repurchases	-	-	(2,104)	-	(2,104)	-	(2,104)	-
Stock-based compensation	-	-	2,364	-	2,364	-	2,364	-
BALANCE, June 30, 2024	30,494	$ 30	$ 3,315,638	$ (3,252,954)	$ 62,714	$ 7,481	$ 70,195	$ -

The accompanying notes are an integral part of these consolidated financial statements.

GREAT ELM GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS
Dollar amounts in thousands

	For the twelve months ended June 30,	
	2024	2023
Cash flows from operating activities:		
Net income (loss) from continuing operations	$ (942)	$ 14,479
Adjustments to reconcile net income to net cash used in operating activities:		
Net proceeds from sale of real estate	6,163	-
Gain on sale of real estate	(1,061)	-
Depreciation and amortization	1,108	1,152
Stock-based compensation	2,364	2,615
Unrealized (gain) loss on investments	(39)	(10,948)
Realized (gain) loss on investments	79	(4,299)
Realized (gain) loss on Convertible Notes	(2,252)	-
Gain on sale of controlling interest in subsidiary	-	(10,524)
Non-cash interest and amortization of capitalized issuance costs	2,373	2,299
Change in fair value of contingent consideration	(498)	783
Other non-cash (income) expense, net	(246)	470
Adjustments to reconcile net income to net cash used in operating activities of Consolidated Funds:		
Purchase of investments by Consolidated Funds	(12,040)	-
Proceeds from principal payments of Consolidated Funds	879	1,558
Amortization of premium and accretion of discount, net	(32)	-
Net realized and unrealized (gains) losses on investments	(178)	16
Changes in operating assets and liabilities:		
Receivables from managed funds	1,049	(1,159)
Prepaid and other assets	(1,983)	266
Real estate under development	(8,329)	(1,682)
Operating leases	(35)	(77)
Related party payables	(1,203)	-
Accounts payable, accrued expenses and other liabilities	1,730	1,089
Changes in operating assets and liabilities of Consolidated Funds:		
Cash and cash equivalents	(2,371)	-
Other assets	(253)	746
Accrued expenses and other liabilities	162	77
Net cash provided by (used in) operating activities - continuing operations	(15,555)	(3,139)
Net cash provided by (used in) operating activities - discontinued operations	-	766
Net cash provided by (used in) operating activities	(15,555)	(2,373)
Cash flows from investing activities:		
Purchases of investments in held-to-maturity securities	(49,036)	-
Purchases of investments in marketable securities	-	(24,384)
Proceeds from settlement of held-to-maturity securities	65,073	-
Purchases of investments	(19,556)	(3,105)
Sales of investments	6,754	26,540
Proceeds from sale of controlling interest in subsidiary, net of cash sold	-	17,735
Other	(18)	(53)
Net cash provided by (used in) investing activities - continuing operations	3,217	16,733
Net cash provided by (used in) investing activities - discontinued operations	(947)	67,230
Net cash provided by (used in) investing activities	2,270	83,963

GREAT ELM GROUP, INC.
CONSOLIDATED STATEMENTS OF CASH FLOWS *(continued)*
Dollar amounts in thousands

	For the twelve months ended June 30,	
	2024	**2023**
Cash flows from financing activities:		
Principal payments on long term debt	-	(41,765)
Contributions of non-controlling interests in Consolidated Funds	7,018	-
Redemption of Convertible Notes	(2,076)	-
Share repurchases	(2,104)	-
Distributions to non-controlling interests in Consolidated Funds	-	(634)
Net cash provided by (used in) financing activities - continuing operations	2,838	(42,399)
Net cash provided by (used in) financing activities - discontinued operations	-	(5,221)
Net cash provided by (used in) financing activities	2,838	(47,620)
Net increase (decrease) in cash and cash equivalents, including cash and cash equivalents classified within current assets held for sale	(10,447)	33,970
Less: net increase in cash and cash equivalents classified within current assets held for sale	-	62,775
Plus: cash received from discontinued operations	-	66,689
Net change in cash and cash equivalents	(10,447)	37,884
Cash and cash equivalents at beginning of period	60,165	22,281
Cash and cash equivalents at end of period	$ 49,718	$ 60,165
Cash paid for interest	$ 1,954	$ 3,831
Non-cash investing and financing activities		
Non-cash contribution to Consolidated Funds	$ 389	$ -
Lease liabilities and right-of-use assets arising from operating leases	-	167
Partial settlement of Seller Note in exchange for GECC stock	-	2,609
Non-cash distributions received from Consolidated Funds	-	177
Equity consideration upon Sale of HC LLC	-	2,000

The following table provides a reconciliation of cash and cash equivalents and restricted cash reported on the Consolidated Balance Sheets to the total cash and cash equivalents and restricted cash on the Consolidated Statements of Cash Flows:

	June 30, 2024	June 30, 2023
Cash and cash equivalents	$ 48,147	$ 60,165
Restricted cash	1,571	-
Cash, cash equivalents and restricted cash	$ 49,718	$ 60,165

The accompanying notes are an integral part of these consolidated financial statements.

GREAT ELM GROUP, INC.
NOTES TO THE CONSOLIDATED FINANCIAL STATEMENTS

1. Organization

Great Elm Group, Inc. (referred to as the **Company** or **GEG**) is an alternative asset management company incorporated in Delaware. The Company focuses on growing a scalable and diversified portfolio of long-duration and permanent capital vehicles across credit, real estate, specialty finance, and other alternative strategies.

The accompanying consolidated financial statements include the accounts of the Company and its wholly-owned subsidiaries, including Great Elm Capital Management, Inc. (**GECM**), Great Elm Opportunities GP, Inc. (**GEO GP**), Great Elm Capital GP, LLC (**GEC GP**), Great Elm Investments, LLC (**GEI**), Great Elm FM Acquisition, Inc. (**FM Acquisition**), Great Elm DME Holdings, Inc. (**DME Holdings**), Great Elm DME Manager, LLC (**DME Manager**), Monomoy CRE, LLC (**MCRE**), Monomoy BTS Construction Management, LLC (**MCM**) and Monomoy BTS Corporation (**MBTS**), as well as its majority-owned subsidiaries Forest Investments, Inc. (**Forest**) (through December 30, 2022), and Great Elm Healthcare, LLC (**HC LLC**) and its wholly-owned subsidiaries (through January 3, 2023). In addition, we have determined that the Company was the primary beneficiary of certain variable interest entities, and therefore the operations of those entities have been included in our consolidated results for the relevant periods.

2. Summary of Significant Accounting Policies

Basis of Presentation and Use of Estimates

The accompanying consolidated financial statements have been prepared in accordance with accounting principles generally accepted in the United States of America (**GAAP**). The preparation of financial statements in accordance with GAAP requires the Company to make estimates and assumptions that affect the reported amounts of assets and liabilities at the date of the financial statements and the reported amounts of revenues and expenses during the periods presented. On an on-going basis, the Company evaluates all of these estimates and assumptions. The most important of these estimates and assumptions relate to revenue recognition, valuation allowance for deferred tax assets, estimates associated with accounting for asset acquisitions, and fair value measurements, including stock-based compensation. Although these and other estimates and assumptions are based on the best available information, actual results could be different from these estimates.

The historical results of our Durable Medical Equipment (**DME**) business, primarily consisting of HC LLC and its subsidiaries, and related activity have been presented in the accompanying consolidated statements of operations and cash flows for the years ended June 30, 2024 and 2023 as discontinued operations. See Note 16 - Discontinued Operations. Unless otherwise specified, disclosures in these consolidated financial statements reflect continuing operations only.

Certain prior period amounts have been reclassified to conform to current period presentation.

Principles of Consolidation

The Company consolidates the assets, liabilities, and operating results of its wholly-owned subsidiaries, majority-owned subsidiaries, and subsidiaries in which we hold a controlling financial interest as of the financial statement date. In most cases, a controlling financial interest reflects ownership of a majority of the voting interests. We consolidate a variable interest entity (**VIE**) when we possess both the power to direct the activities of the VIE that most significantly impact its economic performance and the obligation to absorb losses of, or the right to receive benefits from, the entity that could potentially be significant to the VIE.

All intercompany accounts and transactions have been eliminated in consolidation.

Non-controlling interests in the Company's subsidiaries are reported as a component of equity, separate from the parent company's equity or outside of permanent equity for non-controlling interests that are contingently redeemable. See Note 12 - Non-Controlling Interests and Redeemable Preferred Stock of Subsidiaries. Results of operations attributable to the non-controlling interests are included in the Company's consolidated statements of operations.

Cash and Cash Equivalents

Cash and cash equivalents are comprised of cash and highly liquid investments with original maturities of 90 days or less at the date of purchase. Cash equivalents consist primarily of exchange-traded money market funds and the U.S. treasury bills. The Company is exposed to credit risk in the event of default by the financial institutions or the issuers of these investments to the extent the amounts on deposit or invested are in excess of amounts that are insured.

Investments in Marketable Securities

Investments in marketable securities consist of debt securities, such as the U.S. treasury bills with original maturity exceeding 90 days. The Company classifies investments in debt securities as either trading, held-to-maturity, or available-for-sale. Securities are classified as trading if they are purchased and held principally for the purpose of selling in the near term and as held-to-maturity when the Company has both the positive intent and ability to hold the security to maturity. Investments in debt securities not classified as either trading or held-to-maturity are classified as available-for-sale securities. Trading securities are measured at fair value with unrealized gains and losses reported within net realized and unrealized gain (loss) on investments. Held-to-maturity securities are measured at amortized cost with realized gains and losses reported within net realized and unrealized gain (loss) on investments. Available-for-sale securities are measured at fair value with unrealized gains and losses reported in accumulated other comprehensive income (loss).

As of June 30, 2024 all investments in marketable securities were classified as held-to-maturity and had original maturities (at the time of purchase) of six months. As of June 30, 2024, the amortized cost basis for these securities approximated their fair value.

Investments, at Fair Value

Investments, at fair value, consist of equity and equity-related securities carried at fair value, as well as investments in private funds measured using the net asset value (**NAV**) as reported by each fund's investment manager. The private funds calculate NAV in a manner consistent with the measurement principles of the Financial Accounting Standards Board (**FASB**) Accounting Standards Codification (**ASC**) Topic 946, *Financial Services – Investment Companies*, as of the valuation date. Changes in the fair value and NAV are recorded within net realized and unrealized gain (loss) on investments. Dividends received are recorded within dividends and interest income on the consolidated statements of operations.

Real Estate under Development

Real estate under development is classified as follows: (i) real estate under development (current), which includes real estate projects that are in the process of being developed and expected to be completed and disposed of within one year of the balance sheet date; (ii) real estate under development (non-current), which includes real estate projects that are in the process of being developed and expected to be completed and disposed of more than one year from the balance sheet date; and (iii) real estate held for sale, which includes land and completed improvements thereon that meet all of the "held for sale" criteria.

Real estate under development is carried at cost less impairment, if applicable. We capitalize costs that are directly identifiable with the specific real estate projects, including pre-acquisition and pre-construction costs, development and construction costs, taxes, and insurance. We do not capitalize any general and administrative or overhead costs, regardless of whether the costs are internal or paid to third parties. Capitalization begins when the activities related to development have begun and ceases when activities are substantially complete and the asset is available for occupancy.

Real estate held for sale is recorded at the lower of cost or fair value less cost to sell. If an asset's fair value less cost to sell, based on discounted future cash flows, management estimates or market comparisons, is less than its carrying amount, an allowance is recorded against the asset.

Identifiable Intangible Assets, Net

The Company's identifiable intangible assets consist of investment management agreements and assembled workforce. These intangible assets arise primarily from the determination of their respective fair market values at the date of acquisition. Amounts assigned to identifiable intangible assets, and their related useful lives, are derived from established valuation techniques and management estimates.

The Company's definite-lived intangible assets are amortized over their estimated useful lives based upon the pattern of future cash flows attributable to the asset or using the straight-line method as determined for each asset. The Company amortizes its definite-lived intangible assets over periods ranging from ten to fifteen years.

Impairment of Long-Lived Assets

Long-lived assets include real estate under development, property and equipment, definite-lived intangible assets, and lease right-of-use assets. The Company evaluates the recoverability of long-lived assets whenever events or changes in circumstances indicate that their carrying value may not be recoverable based on undiscounted cash flows. Impairment losses are recorded when undiscounted cash flows estimated to be generated by an asset are less than the asset's carrying amount. The amount of the impairment loss, if any, is calculated as the excess of the asset's carrying value over its fair value, which is determined using a discounted cash flow analysis, management estimates or market comparisons.

Leases

We determine if an arrangement contains a lease at the inception of a contract considering all relevant facts and circumstances, which normally does not require significant judgment. Right-of-use assets represent the Company's right to use an underlying asset for the lease term and lease liabilities represent the Company's obligation to make lease payments arising from the lease. Right-of-use assets and lease liabilities are recognized at the commencement date of the lease based on the present value of the remaining future minimum lease payments. As the interest rate implicit in our leases is generally not readily determinable, we utilize the incremental borrowing rate, determined by class of underlying asset, to discount the lease payments. The operating lease right-of-use assets also include lease payments made before commencement and are reduced by lease incentives.

Certain of the Company's office leases contain options that permit extensions for additional periods. If we are not reasonably certain to exercise the option to extend at lease commencement, the respective extension period is not included within the lease term and the associated payments are not included in the measurement of the right-of-use asset and lease liability. Leases with an initial term of 12 months or less are not recorded on the consolidated balance sheet, and lease expense is recognized on a straight-line basis over the term of the short-term lease.

The Company's office leases typically require reimbursements to the lessor for real estate taxes, common area maintenance and other operating costs, which are expensed as incurred as variable lease costs. The Company accounts for lease and nonlease components as a single lease component.

In March 2024, the Company signed a new office lease which is expected to commence in December 2024. As none of the criteria for recognition have been met as of June 30, 2024, there is no corresponding lease liability or right-of-use asset associated with this lease included in the condensed consolidated balance sheets.

See Note 8 - Leases for additional information about the Company's leases.

Investment Management Expenses

The Company classifies all direct expenses incurred under its investment management agreements, such as payroll, stock-based compensation, and related taxes and benefits; facilities costs; and consulting fees in investment management expenses in the consolidated statements of operations.

Stock-Based Compensation

We issue equity awards to eligible employees and directors, generally in the form of stock options, restricted stock awards and restricted stock units. The compensation cost for all equity awards is measured at their grant-date fair value. For the awards that do not contain performance or market conditions, the related compensation expense is recognized on a straight-line basis over the employee's requisite service period, which is generally the vesting period, or the non-employee's vesting period. For the awards that contain both performance and service conditions, the Company recognizes compensation expense over the requisite service period using the accelerated vesting attribution method when achievement of the performance condition is probable. For the awards that contain both market and service conditions, the Company recognizes compensation expense over the requisite service period using the accelerated vesting attribution method.

The grant-date fair value of stock options that do not contain market conditions is estimated using the Black-Scholes-Merton option pricing model, which requires management to make the following assumptions:

- *Risk-free interest rate* is based on the U.S. Treasury instruments, the terms of which are consistent with the expected term of the Company's stock options.

- *Expected dividend* is based on the Company's history and expectation of dividend payouts.

- *Expected term* represents the number of years the options are expected to be outstanding from grant date based on historical option exercise experience.

- *Expected volatility* is estimated based on the historical volatility of the Company's stock price over a period equal to the expected life of each option grant.

The Company estimates the grant-date fair value and requisite service period of stock options with market conditions using a combination of the Monte Carlo simulation and Black-Scholes-Merton option pricing models, applying the assumptions discussed above. The Company measures the grant-date fair value of restricted stock awards and restricted stock units using the Company's stock price on the date of grant.

The Company accounts for forfeitures when they occur. The stock-based compensation expense is classified in the consolidated statements of operations in the same manner in which the award recipient's salary and related costs are classified or in which the award recipient's service payments are classified.

Income Taxes

Income taxes are accounted for under the asset and liability method. Deferred tax assets and liabilities are recognized for the future tax consequences attributable to differences between the financial statement carrying amount of existing assets and liabilities and their respective tax basis and operating loss and tax credit carry-forwards. Deferred tax assets and liabilities are measured using enacted tax rates expected to apply to taxable income in the years in which those temporary differences are expected to be recovered or settled. The effect on deferred tax assets and liabilities of a change in tax rates is recognized in income in the period that includes the enactment date. Valuation allowances are established when necessary, in order to reduce deferred tax assets to the amounts more likely than not to be recovered.

The Company has established a valuation allowance for its deferred tax assets that are not recoverable from taxable temporary differences because the Company is unable to conclude that future utilization of a portion of its net operating loss carryforwards and other deferred tax assets is more likely than not.

The calculation of the Company's tax positions involves dealing with uncertainties in the application of complex tax regulations for federal and several different state tax jurisdictions. The Company is periodically reviewed by tax authorities regarding the amount of taxes due. These reviews include inquiries regarding the timing and amount of deductions and the allocation of income among various tax jurisdictions. GAAP provides guidance on the accounting for and disclosure of uncertainty in tax positions and requires the evaluation of tax positions taken or expected to be taken in the course of preparing the Company's tax returns to determine whether the tax positions are "more likely than not" of being sustained by the applicable taxing authority. The Company recognizes in its consolidated financial statements the impact of a tax position if that position is more likely than not of being sustained upon examination, based on the technical merits of the position. In making these assessments, the Company determines the accounting recognition based on the technical merits of the position and consults with external tax experts as appropriate. The Company does not recognize income tax benefits for positions that it takes on its income tax returns that do not meet the more likely than not standard on its technical merits.

Asset Acquisitions

Asset acquisitions are accounted for using the cost accumulation method. Determining whether the acquired set represents an asset acquisition or a business combination requires quantitative and qualitative assessments subject to judgment. In an asset acquisition, acquisition costs are capitalized as part of the acquired set. The accounting for asset acquisitions requires estimates and judgment to allocate the incurred costs among the assets acquired using their relative fair value. As such, the values assigned to tangible and intangible assets acquired and liabilities assumed are based on management's estimates and assumptions, as well as other information compiled by management, including valuations that utilize customary valuation procedures and techniques.

Net Income (Loss) Per Share

The following table presents the calculation of basic and diluted net income (loss) per share:

(in thousands except per share amounts)	For the twelve months ended June 30,	
	2024	**2023**
Numerator:		
Net income (loss) from continuing operations	$ (942)	$ 14,479
Less: net income (loss) attributable to non-controlling interest, continuing operations	462	(1,554)
Numerator for basic EPS - Net income (loss) from continuing operations attributable to Great Elm Group, Inc.	$ (1,404)	$ 16,033
Net income from discontinued operations	16	13,201
Less: net income attributable to non-controlling interest, discontinued operations	-	1,504
Numerator for basic EPS - Net income (loss) from discontinued operations, attributable to Great Elm Group, Inc.	$ 16	$ 11,697
Effect of dilutive securities:		
Interest expense associated with Convertible Notes, continuing operations	$ -	$ 1,943
Numerator for diluted EPS - Net income (loss) from continuing operations attributable to Great Elm Group, Inc., after the effect of dilutive securities	$ (1,404)	$ 17,976
Numerator for diluted EPS - Net income (loss) from discontinued operations, attributable to Great Elm Group, Inc.	$ 16	$ 11,697
Denominator:		
Denominator for basic EPS - Weighted average shares of common stock outstanding	29,962	28,910
Effect of dilutive securities:		
Restricted stock	-	1,152
Convertible Notes	-	10,918
Denominator for diluted EPS - Weighted average shares of common stock outstanding after the effect of dilutive securities	29,962	40,980
Basic net income (loss) per share from:		
Continuing operations	$ (0.05)	$ 0.55
Discontinued operations	-	0.40
Basic net income (loss) per share	$ (0.05)	$ 0.95
Diluted net income (loss) per share from:		
Continuing operations	$ (0.05)	$ 0.44
Discontinued operations	$ -	0.29
Diluted net income (loss) per share	$ (0.05)	$ 0.73

As of June 30, 2024, the Company had 3,264,424 potential shares of common stock issuable upon the exercise of stock options that are not included in the diluted net income (loss) per share calculation because to do so would be anti-dilutive for the twelve months ended June 30, 2024. As of June 30, 2023, the Company had 3,264,424 potential shares of common stock issuable upon the exercise of stock options that are not included in the diluted net income (loss) per share calculation for the twelve months ended June 30, 2023 because to do so would be anti-dilutive.

As of June 30, 2024 and 2023, the Company had an aggregate of 1,425,245 and 1,151,430 issued shares, respectively, that are not considered outstanding for accounting purposes since they are unvested and subject to forfeiture by the employees at a nominal price if service milestones are not met.

Concentration of Risk

The Company's revenues from continuing operations and related receivables are primarily attributable to the management of Great Elm Capital Corp. (**GECC**) and Monomoy UpREIT, LLC (**Monomoy UpREIT**) investment vehicles. See Note 4 - Related Party Transactions.

Recently Adopted Accounting Standards

Current Expected Credit Losses. In June 2016, the FASB issued Accounting Standards Update (**ASU**) 2016-13, Financial Instruments – Credit Losses (Topic 326), which changes the impairment model for financial instruments, including trade receivables from an incurred loss method to a new forward looking approach, based on expected losses. The estimate of expected credit losses will require entities to incorporate considerations of historical experience, current information and reasonable and supportable forecasts. The amendments in this ASU are effective for fiscal years beginning after December 15, 2022, including interim periods within those fiscal years. The Company adopted this ASU as of July 1, 2023, which did not have a material impact on its consolidated financial statements.

Recently Issued Accounting Standards

Income Taxes. In December 2023, the FASB issued ASU 2023-09, Income Taxes (Topic 740): Improvements to Income Tax Disclosures, to expand the disclosure requirements for income taxes, specifically related to the rate reconciliation and income taxes paid disaggregated by jurisdiction. The amendments in this ASU are effective for fiscal years beginning after December 15, 2025, and early adoption and retrospective application are permitted. The Company is evaluating the potential impact that the adoption of this ASU will have on its consolidated financial statements.

3. Revenue

The Company's revenues are summarized in the following table:

	For the twelve months ended June 30,	
(in thousands)	**2024**	**2023**
Real estate property sales	$ 6,586	$ -
Management fees	5,906	5,471
Incentive fees	2,676	1,007
Property management fees	1,186	1,122
Project management fees	75	-
Administration and service fees	1,405	1,063
Total revenues	$ 17,834	$ 8,663

The Company recognizes revenue at amounts that reflect the consideration to which it expects to be entitled in exchange for providing services to its customers under agreements with each investment product, which may be terminated at any time by either party subject to the specific terms of each respective agreement.

Real estate property sales

Real estate property sales will occur periodically when development projects are completed. Revenue is generally recognized as control of the asset is transferred to the buyer and performance obligations are satisfied. Please see Note 7 - Real Estate Under Development for additional information regarding real estate under development.

Management Fees

The Company earns management fees based on the investment management agreements between GECM and GECC, Monomoy UpREIT, and other private funds (collectively, the **Funds**). The performance obligation is satisfied and management fee revenue is recognized over time as the services are rendered, since the Funds simultaneously receive and consume the benefits provided as GECM performs services. Management fee rates range from 1.0% to 1.5% of the management fee assets specified within each agreement and are calculated and billed in arrears of the period, either monthly or quarterly.

Incentive Fees

The Company earns incentive fees based on the investment management agreements GECM has with GECC and Monomoy Properties II, LLC (**MP II**), a feeder fund of Monomoy Properties REIT, LLC and other private funds managed by GECM. Where an investment management agreement includes both management fees and incentive fees, the performance obligation is considered to be a single obligation for both fees. Incentive fees are variable consideration associated with the investment management agreements and therefore the recognition of such fees is deferred until the end of each fund's measurement period when the performance based incentive fee becomes fixed and determinable. Incentive fees are earned based on investment performance during the period, subject to the achievement of minimum return levels or high-water marks, in accordance with the terms of the respective investment management agreements. Incentive fees are typically 20% of the performance-based metric specified within each agreement. Incentive fees are recognized when it is determined that they are no longer probable of significant reversal. During the year ended June 30, 2024, the Company recorded revenue in respect to the incentive fees due from GECC of $2.7 million.

Property Management Fees

Under the Monomoy UpREIT property management agreement, GECM is entitled to 4.0% of monthly rent collected. These fees are collected monthly in arrears. Property management fee revenue is recognized over time as the services are provided.

Administration and Service Fees

The Company earns administration fees based on the administration agreement GECM has with GECC whereby GECC reimburses GECM for costs incurred in performing certain administrative functions. This revenue is recognized over time as the services are performed. Administration fees are billed quarterly in arrears, which is consistent with the timing of the delivery of services and reflect agreed upon rates for the services provided. The services are accounted for as a single performance obligation for each investment vehicle that is a series of distinct services with substantially the same pattern of transfer as the services are provided on a daily basis.

The Company also earns services fees based on a shared services agreement with Imperial Capital Asset Management, LLC (**ICAM**). This revenue is recognized over time as the services are performed. Service fees are billed quarterly in arrears, which is consistent with the timing of the delivery of services and reflects agreed-upon rates for the services provided. The services are accounted for as a single performance obligation that is a series of distinct services with substantially the same pattern of transfer as the services are provided on a daily basis.

Project Management Fees

MCM, a wholly owned subsidiary of MCRE, has entered into an owner's representative agreement with respect to certain third party construction projects and will earn project management fees for its services.

4. Related Party Transactions

Related party transactions are measured in part by the amount of consideration paid or received as established and agreed by the parties. Consideration paid for such services in each case is the negotiated value.

The following tables summarize activity and outstanding balances between the managed investment products and the Company:

	For the twelve months ended June 30,	
(in thousands)	2024	2023
Net realized and unrealized gain (loss) on investments	$ 71	$)
Net realized and unrealized gain (loss) on investments of Consolidated Funds	233	(16)
Dividend income	4,412	4,349

See Note 3 - Revenues for additional discussion of fees earned from managed investment products.

(in thousands)	June 30, 2024		June 30, 2023	
Dividends receivable	$	301	$	300
Investment management revenues receivable		1,684		2,167
Receivable for reimbursable expenses paid		274		841
Receivables from managed funds	$	2,259	$	3,308

Investment Management

GECM has agreements to manage the investment portfolios for GECC, Monomoy UpREIT and other investment products, as well as to provide administrative services. Under these agreements, GECM receives management fees based on the managed assets (other than cash and cash equivalents) and rent collected, incentive fees based on the performance of those assets, and administration and service fees. See Note 3 - Revenue for additional discussions of the fee arrangements.

Consolidated Funds

Through its wholly-owned subsidiaries GECM, MCRE and GEO GP, the Company serves as the investment manager, general partner, or managing member of certain private funds, in which it may also have a direct investment. For funds which are determined to be VIEs and where it is determined that the Company is the primary beneficiary, the criteria for consolidation are met. The Company monitors such funds and related criteria for consolidation on an ongoing basis. Funds that have historically been consolidated will be deconsolidated at such time as the Company is no longer deemed to be the primary beneficiary and will then be treated as equity method investments.

The Company retains the specialized investment company accounting guidance under US GAAP with respect to the Consolidated Funds. As such, investments of the Consolidated Funds are included in the consolidated balance sheets at fair value and the net realized and unrealized gain or loss on those investments was included as a component of other income on the consolidated statements of operations. Non-controlling interests of the Consolidated Funds are included in net income (loss) attributable to non-controlling interest, continuing operations. The creditors of Consolidated Funds do not have recourse to the Company other than to the assets of the respective Consolidated Funds.

The Company holds investments in certain funds that are VIEs but the Company is not deemed to be the primary beneficiary. Such investments are treated as equity method investments and the Company has elected the fair value option using NAV as a practical expedient with all changes in fair value reported in net realized and unrealized gain on investments on the consolidated statements of operations.

See Note 2 - Summary of Significant Accounting Policies for additional details.

Investments

As of June 30, 2024, the Company owns 1,518,162 shares of GECC (approximately 14.5% of the outstanding shares). Certain officers and directors of GECC are also officers and directors of GEG. Matthew A. Drapkin is a director of our Board of Directors and also the Chairman of GECC's Board of Directors, Adam M. Kleinman is our President, as well as the Chief Compliance Officer of GECC, Matt Kaplan is the President of GECM, as well as the President and Chief Executive Officer of GECC and Keri A. Davis is our Chief Financial Officer, as well as the Chief Financial Officer of GECC.

The Company receives dividends from its investments in GECC and Monomoy UpREIT and earns unrealized gains and losses based on the mark-to-market performance of those investments. See Note 5 - Fair Value Measurements.

In February 2024, the Company invested in $6.0 million for a 25% interest in Great Elm Strategic Partnership I, LLC (**GESP**). The Company's investment in GESP is accounted for using the fair value option and it is included in Investments, at fair value on the consolidated balance sheets. GESP owns 1,850,424 shares of GECC.

In June 2024, the Company invested in $3.0 million for a 25% interest in Prosper Peak Holdings, LLC (**PPH**). The Company's investment in PPH is accounted for using the fair value option and it is included in Investments, at fair value on the consolidated balance sheets. PPH owns 997,506 shares of GECC.

Other Transactions

GECM has shared personnel and reimbursement agreements for back-office personnel with ICAM. Jason W. Reese, the Chief Executive Officer and Chairman of the Company's Board of Directors, is the Chief Executive Officer of ICAM, and Matt Kaplan, the President of GECM, is also a Managing Director of ICAM. Certain costs incurred under these agreements relate to human resources and other administrative services provided by ICAM employees, for the benefit of the Company and its subsidiaries, and are included in investment management expenses in the consolidated statements of operations. For the years ended June 30, 2024 and 2023 such costs were $0.6 million and $1.5 million, respectively. As of June 30, 2024 and 2023 costs of $0.1 million and $0.4 million, respectively, related to the shared service agreement are included in current portion of related party payables. Other costs include operational or administrative services performed on behalf of the funds managed by GECM and are included in receivables from managed funds in the consolidated balance sheets. As of June 30, 2024 and 2023, costs of $0.1 million and $0.1 million related to the shared services agreements were included in receivables from managed funds, respectively.

As of January 1, 2024, GECM also has a shared personnel and reimbursement agreement with ICAM whereby ICAM reimburses certain costs incurred by GECM related to administrative services provided by GECM employees for the benefit of ICAM.

On August 31, 2021, the Company entered into a financial advisory agreement with Imperial Capital, LLC. The agreement included a retainer fee of $0.1 million which was paid in October 2021. In addition, the agreement included a success-based fee upon a sale of HC LLC. Upon completion of the Sale of HC LLC on January 3, 2023, a success fee of $0.7 million was paid to Imperial Capital, LLC. Jason W. Reese is the Co-Founder of Imperial Capital, LLC.

See Note 5 - Fair Value Measurements for details on the contingent consideration payable to ICAM following the acquisition of the Monomoy UpREIT management agreements, and Note 11 - Convertible Notes for details on the Convertible Notes issued to related parties.

5. Fair Value Measurements

Fair value is defined as the price that would be received for an asset or paid to transfer a liability (an exit price) in the principal or most advantageous market for the asset or liability in an orderly transaction between market participants on the measurement date.

GAAP provides a framework for measuring fair value on either a recurring or nonrecurring basis whereby inputs, used in valuation techniques, are assigned a hierarchical level. The following are the hierarchical levels of inputs to measure fair value:

- *Level 1:* Observable inputs that reflect quoted prices (unadjusted) for identical assets or liabilities in active markets.

- *Level 2:* Inputs reflect quoted prices for identical assets or liabilities in markets that are not active; quoted prices for similar assets or liabilities in active markets; inputs other than quoted prices that are observable for the assets or liabilities; or inputs that are derived principally from or corroborated by observable market data by correlation or other means.

- *Level 3:* Unobservable inputs reflecting the Company's own assumptions incorporated in valuation techniques used to determine fair value. These assumptions are required to be consistent with market participant assumptions that are reasonably available.

All financial assets or liabilities that are measured at fair value on a recurring and non-recurring basis have been segregated into the most appropriate level within the fair value hierarchy based on the inputs used to determine the fair value at the measurement date.

The assets and liabilities measured at fair value on a recurring and non-recurring basis are summarized in the tables below:

(in thousands)	Fair Value as of June 30, 2024			
	Level 1	Level 2	Level 3	Total
Assets:				
Equity investments	$ 16,267	$ -	$ 5,265	$ 21,532
Total assets within the fair value hierarchy	$ 16,267	$ -	$ 5,265	$ 21,532
Investments valued at net asset value				$ 23,053
Total assets				$ 44,585
Liabilities:				
Contingent consideration liability	$ -	$ -	$ 428	$ 428
Total liabilities	$ -	$ -	$ 428	$ 428

(in thousands)	Fair Value as of June 30, 2023			
	Level 1	Level 2	Level 3	Total
Assets:				
Equity investments	$ 14,296	$ -	$ -	$ 14,296
Total assets within the fair value hierarchy	$ 14,296	$ -	$ -	$ 14,296
Investments valued at net asset value				$ 18,315
Total assets				$ 32,611
Liabilities:				
Contingent consideration liability	$ -	$ -	$ 1,903	$ 1,903
Total liabilities	$ -	$ -	$ 1,903	$ 1,903

There were no transfers between levels of the fair value hierarchy during the years ended June 30, 2024 and 2023.

The following is a reconciliation of changes in Level 3 assets:

(in thousands)	For the twelve months ended June 30,	
	2024	2023
Beginning balance	$ -	$ -
Purchases	9,000	-
Payments	-	-
Change in fair value	(3,735)	-
Ending balance	$ 5,265	$ -

The following is a reconciliation of changes in Level 3 liabilities:

(in thousands)	For the twelve months ended June 30,	
	2024	2023
Beginning balance	$ 1,903	$ 1,120
Payments	(977)	-
Change in fair value	(498)	783
Ending balance	$ 428	$ 1,903

The assets of the Consolidated Funds measured at fair value on a recurring basis are summarized in the table below:

	Fair Value as of June 30, 2024			
(in thousands)	Level 1	Level 2	Level 3	Total
Assets of Consolidated Funds:				
Equity investments	$ -	$ -	$ 10	$ 10
Debt securities	-	2,190	7,771	9,961
Total assets within the fair value hierarchy	$ -	$ 2,190	$ 7,781	$ 9,971
Investments valued at net asset value				$ 1,500
Total assets				$ 11,471

There were no assets or liabilities of the Consolidated Funds measured at fair value as of June 30, 2023. The net change in unrealized appreciation relating to Level 3 assets still held as of June 30, 2024 totaled $9.

The following is a reconciliation of changes in fair value of Level 3 assets of Consolidated Funds:

	For the twelve months ended June 30,
(in thousands)	2024
Beginning balance	$ -
Purchases	7,976
Sales and Paydowns	(307)
Net Accretion	8
Transfers Out	-
Change in fair value	104
Ending balance	$ 7,781

The valuation techniques applied to investments held by the Company and by the Consolidated Fund vary depending on the nature of the investment.

Equity and equity-related securities

Securities traded on a national securities exchanges are stated at the close price on the valuation date. To the extent these securities are actively traded and valuation adjustments are not applied, they are classified as Level 1.

Equity investments that do not have readily-available market prices utilize valuation models to determine fair value and are classified as Level 3. As of June 30, 2024, the Company had equity investments in two private companies that were valued using an options pricing model with a volatility ranging from 39.1% - 39.7% (weighted average 39.5%) and risk-free rates of 4.24% - 4.38% (weighted average 4.29%).

Debt securities

Bank loans, corporate debt and other debt obligations traded on a national exchange are valued based on quoted market prices and classified as Level 2. Debt investments that are not actively traded are generally based on discounted cash flows and classified as Level 3. The following table below presents the ranges of significant unobservable inputs used to value Level 3 assets as of June 30, 2024.

		As of June 30, 2024		
Investment Type	Fair value	Valuation Technique[1]	Unobservable Input[1]	Range (Weighted Average)[2]
Debt	$ 7,193	Income Approach	Discount Rate	9.09% - 25.03% (13.81%)
	578	Recent Transaction		
Total Debt	$ 7,771			
Equity/Other	10	Market Approach	Earnings Multiple	7.5
Total Equity/Other	$ 10			

Investments in private funds

The Company values investments in private funds using NAV as reported by each fund's investment manager. The private funds calculate NAV in a manner consistent with the measurement principles of FASB ASC Topic 946, *Financial Services – Investment Companies*, as of the valuation date. Investments valued using NAV as a practical expedient are not categorized within the fair value hierarchy.

As of June 30, 2024 and 2023, investments in private funds primarily consisted of our investments in Monomoy UpREIT and Great Elm Opportunities Fund I, LP Series D (**GEOF Series D**). Monomoy UpREIT allows redemptions annually with 90 days' notice, subject to a one-year lockup from the date of initial investment, which are capped at 5% of its NAV. GEOF Series D allows withdrawals annually and there is no set duration for the private fund.

Contingent consideration

In conjunction with the acquisition of the Monomoy UpREIT investment and property management agreements in May 2022, the Company entered into a contingent consideration agreement that requires the Company to pay up to $2.0 million to ICAM if certain fee revenue thresholds were achieved during fiscal years ending June 30, 2023 and 2024. As of June 30, 2023, the Company determined that the fee revenue threshold for the year ending June 30, 2023 was achieved and the amount payable to ICAM was approximately $1.0 million, which was paid in July 2023. As of June 30, 2024, it was determined that the full target revenue threshold for the year ended June 30, 2024 was not met in full and the contingent consideration was updated to $0.4 million, which was paid in July 2024.

See Note 10 - Long-Term Debt for additional discussion related to the fair value of our notes payable and other long-term debt. The carrying value of all other financial assets and liabilities approximate their fair values.

6. Identifiable Intangible Assets, Net

The following table is a summary of the Company's intangible assets as of June 30, 2024 and 2023:

	As of June 30, 2024			As of June 30, 2023		
(in thousands)	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount	Gross Carrying Amount	Accumulated Amortization	Net Carrying Amount
Investment management agreements	$ 15,264	$ (4,781)	$ 10,483	$ 15,264	$ (3,792)	$ 11,472
Assembled workforce	1,103	(549)	554	1,103	(460)	643
Identifiable intangible assets, net	$ 16,367	$ (5,330)	$ 11,037	$ 16,367	$ (4,252)	$ 12,115

During the years ended June 30, 2024 and 2023, the Company recorded amortization expense of $1.1 million and $1.1 million, respectively, within depreciation and amortization on the consolidated statements of operations.

The following table provides the estimated aggregate amortization expense for each of the five succeeding fiscal years and thereafter:

(in thousands)	Estimated Future Amortization Expense
For the year ending June 30, 2025	$ 1,033
For the year ending June 30, 2026	993
For the year ending June 30, 2027	958
For the year ending June 30, 2028	930
For the year ending June 30, 2029	908
Thereafter	6,215
Total	**$ 11,037**

7. Real Estate Under Development

In January 2023, MBTS completed purchases of certain land parcels located in Mississippi and Florida. Contemporaneously with the land purchases, MBTS entered into commercial lease agreements, as a lessor, in respect to the land parcels and build-to-suit improvements to be constructed thereon. The leases will commence upon substantial completion of the build-to-suit development. The Company intends to sell the land and improvements with the attached leases at or close to the respective lease commencement date.

During the years ended June 30, 2024 and 2023, the Company capitalized development costs totaling $8.5 million and $1.7 million, respectively.

On June 18, 2024, MBTS sold one of its assets for consideration totaling $7.8 million. At closing, MBTS funded two escrow accounts as part of its performance obligation to seller for construction completion. As of June 30, 2024, the Company estimates that construction is approximately 85% complete and has recognized revenue proportionately. The Company expects the performance obligation will be satisfied over the subsequent calendar quarter and the remaining sales revenue will be recognized at that time.

8. Leases

The Company leases office spaces in Waltham, Massachusetts and Charleston, South Carolina under operating leases. The following table summarizes operating and variable lease cost and cash paid for amounts included in the measurement of lease liabilities for the years ended June 30, 2024 and 2023:

	For the twelve months ended June 30,	
(in thousands)	**2024**	**2023**
Operating lease cost	$ 399	$ 391
Variable lease cost	66	73
Cash paid for operating leases	436	468

The following table provides details on the leases presented in the consolidated balance sheets as of June 30, 2024 and 2023:

	June 30, 2024	June 30, 2023
Weighted-average remaining life	1.9 years	1.5 years
Weighted-average discount rate	8.9%	9.4%

The following table provides a maturity analysis of the Company's operating lease liabilities as of June 30, 2024:

(in thousands)	June 30, 2024
For the year ending June 30, 2025	$ 138
For the year ending June 30, 2026	75
For the year ending June 30, 2027	12
Thereafter	-
Total lease payments	$ 225
Imputed interest	(31)
Total lease liabilities	$ 194

The Company's office leases in Waltham, Massachusetts, and Charleston, South Carolina, provide a five-year and a three-year optional extension periods, respectively. As the Company is not reasonably certain to exercise the options, the periods covered by the options are not included in the respective lease terms or the measurement of the respective lease liabilities.

9. Accrued Expenses and Other Current Liabilities

As of June 30, 2024 and 2023, accrued expenses and other current liabilities consisted of the following:

(in thousands)	June 30, 2024	June 30, 2023
Payroll and other employee-related costs	$ 4,222	$ 2,428
Estimated future distributions to non-controlling interests in HC LLC	87	1,206
Professional fees	183	1,036
Estimated working capital adjustment	-	288
Severance	-	208
Taxes	60	159
Interest	10	11
Post Sale Construction Expenses	2,425	-
Other	22	82
Accrued expenses and other current liabilities	$ 7,009	$ 5,418

See Note 16 - Discontinued Operations for additional information on the estimated future distributions of proceeds to non-controlling interests in HC LLC, as well as the estimated working capital adjustment.

10. Long-Term Debt

The Company's long-term debt is summarized in the following table:

(in thousands)	June 30, 2024	June 30, 2023
GEGGL Notes	$ 26,945	$ 26,945
Total principal	$ 26,945	$ 26,945
Unamortized debt discounts and issuance costs	(855)	(1,137)
Long-term debt	26,090	25,808

During the years ended June 30, 2024 and 2023, the Company incurred interest expense of $2.2 million and $2.5 million, respectively, attributed to its long-term debt as well as certain related-party notes payable fully repaid during the year ended June 30, 2023. See Note 11 - Convertible Notes for interest expense on Convertible Notes.

Additional details of the Company's long-term debt are discussed below.

GEGGL Notes

On June 9, 2022, we issued $26.9 million in aggregate principal amount of 7.25% notes due on June 30, 2027 (the **GEGGL Notes**), which included $1.9 million of GEGGL Notes issued in connection with the partial exercise of the underwriters' over-allotment option. The GEGGL Notes are unsecured obligations and rank: (i) pari passu, or equal, with the Convertible Notes and any future outstanding unsecured unsubordinated indebtedness; (ii) senior to any of our indebtedness that expressly provides it is subordinated to the GEGGL Notes; (iii) effectively subordinated to any future secured indebtedness; and (iv) structurally subordinated to any future indebtedness and other obligations of any of our current and future subsidiaries. We pay interest on the GEGGL Notes on March 31, June 30, September 30 and December 31 of each year. The GEGGL Notes can be called on, or after, June 30, 2024. Holders of the GEGGL Notes do not have the option to have the notes repaid prior to the stated maturity date. The GEGGL Notes were issued in minimum denominations of $25 and integral multiples of $25 in excess thereof.

The GEGGL Notes include covenants that limit additional indebtedness or the payment of dividends subject to compliance with a net consolidated debt to equity ratio of 2:1. As of June 30, 2024, our net consolidated debt to equity ratio is 0.23:1.00.

11. Convertible Notes

On February 26, 2020, the Company issued notes at par with an aggregate principal balance of $30 million due on February 26, 2030 that accrue interest at 5.0% per annum, payable semiannually in arrears on June 30 and December 31, commencing June 30, 2020, in cash or in-kind at the option of the Company, with each $1,000 principal amount convertible into 288.0018 shares of the Company's common stock, subject to the terms therein, prior to maturity at the option of the holder (the **Convertible Notes**). In addition, on March 10, 2021, the Company issued additional Convertible Notes in an aggregate principal amount of $2.3 million. In June 2024, the company repurchased $4.2 million of principal for $2.1 million resulting in a realized gain of $2.3 million.

As of June 30, 2024, the total principal balance of Convertible Notes outstanding was $35.5 million, including cumulative interest paid in-kind. The Convertible Notes are held by a consortium of investors, including $16.2 million issued to certain related parties. As of June 30, 2024, such Convertible Notes issued to related parties include:

- $7.5 million issued to entities associated with Matthew A. Drapkin, including funds managed by Northern Right Capital Management, L.P. (**Northern Right**), a significant shareholder. Mr. Drapkin, a member of the Company's Board of Directors, is the Chief Executive Officer of Northern Right.

- $7.9 million issued to entities associated with Jason W. Reese, the Chief Executive Officer and Chairman of the Company's Board of Directors, including funds managed by ICAM, a significant shareholder.

- $0.8 million issued to entities associated with Eric J. Scheyer, a member of the Company's Board of Directors.

The Company may, subject to compliance with the terms of the Convertible Notes, effect the conversion of some or all of the Convertible Notes into shares of common stock, subject to certain liquidity and pricing requirements, as specified in the Convertible Notes.

The embedded conversion feature in the Convertible Notes qualifies for the scope exception to derivative accounting in FASB ASC Topic 815, *Derivatives and Hedging*, for certain contracts involving a reporting entity's own equity. The Company incurred $1.2 million in issuance costs on the original issuance that are amortized over the 10-year term. Convertible Notes recorded on the Company's consolidated balance sheets as of June 30, 2024 and 2023 are summarized in the following table:

(in thousands)	June 30, 2024	June 30, 2023
Convertible Notes principal	$ 35,494	$ 37,912
Unamortized debt issuance costs	(594)	(783)
Convertible Notes	34,900	37,129

The Company incurred interest expense of $2.1 million and $1.9 million related to the Convertible Notes for the years ended June 30, 2024 and 2023, respectively, inclusive of non-cash interest related to amortization of debt issuance costs. Interest was paid in-kind by issuing $1.9 million and $1.8 million of additional Convertible Notes to holders for the years ended June 30, 2024 and 2023, respectively.

12. Non-Controlling Interests and Redeemable Preferred Stock of Subsidiaries

Non-Controlling Interests

Holders of non-controlling interests in a subsidiary of the Company hold certain rights, which result in the classification of the securities as either liability, temporary equity, or permanent equity. The following table summarizes the non-controlling interest balances on the consolidated balance sheets:

(in thousands)	June 30, 2024	June 30, 2023
Consolidated Funds		
Permanent equity	7,481	-
Total non-controlling interests	$ 7,481	$ -

The following table summarizes the net income (loss) attributable to the non-controlling interests on the consolidated statements of operations:

	For the twelve months ended June 30,	
(in thousands)	**2024**	**2023**
HC LLC		
Temporary equity	-	752
Permanent equity	-	752
Total HC LLC	-	1,504
Consolidated Funds		
Permanent equity	462	(8)
Forest		
Permanent equity	-	(1,546)
Net loss attributable to non-controlling interest	$ 462	$ (50)

HC LLC – Non-controlling interest classified as temporary equity

The Company issued a 9.95% common stock equity ownership in HC LLC. The holder of the interest had board observer rights for the HC LLC board of directors, but no voting rights. HC LLC had the right of first offer if the holder desired to sell the security and in the event of a sale of HC LLC, the holder was obligated to sell their securities (drag along rights) and had the right to participate in sales of HC LLC securities (tag along rights). In addition, upon the seventh anniversary of issuance date, if (i) the holder owned at least 50% of the common shares issued to it at the closing of the transaction, (ii) an initial public offering of HC LLC had not commenced and (iii) the holder had not had an earlier opportunity to sell its shares at their fair market value, the holder had the right to request a marketing process for a sale of HC LLC and had the right to put its common shares to HC LLC at the price for such shares implied by such marketing process. The Company also had the right to call the holder's common shares at such price. The holder of the non-controlling interest was entitled to participate in earnings of HC LLC and was not required to fund losses. As the redemption was contingent upon future events outside of the Company's control which were not probable, the Company classified the non-controlling interest as temporary equity at its fair value on the date of issuance, adjusted for any earnings in HC LLC. As of June 30, 2023, no non-controlling interest was outstanding following the Sale of HC LLC on January 3, 2023. Refer to Note 16 - Discontinued Operations for details on the Sale of HC LLC to Quipt.

HC LLC – Non-controlling interest classified as permanent equity

The Company issued a 9.95% common stock equity ownership in HC LLC. The rights were consistent with the non-controlling interest classified as temporary equity, other than the holder not having a contingent put right. Accordingly, the Company classified the non-controlling interest as permanent equity at its fair value on the date of issuance, adjusted for any earnings in HC LLC. As of June 30, 2023, no non-controlling interest was outstanding following the Sale of HC LLC on January 3, 2023. Refer to Note 16 - Discontinued Operations for details on the Sale of HC LLC to Quipt.

Consolidated Fund – Non-controlling interest classified as permanent equity

As of June 30, 2024, the Company held 45% of the capital in the Consolidated Fund and the remaining capital was recorded as a non-controlling interest that included affiliated individuals and entities.

Forest – Non-controlling interest classified as permanent equity

In December 2020, the Company sold to JPM a 20.0% common stock interest in Forest in exchange for $2.7 million. As of June 30, 2023, no non-controlling interest was outstanding following the Sale of Controlling Interest in Forest on December 30, 2022. See Note 17 - Forest Note and Transactions with JPM.

Redeemable Preferred Stock of Subsidiaries

Forest Preferred Stock classified as a liability

On December 29, 2020, Forest issued 35,010 shares of preferred stock in Forest with a face value of $1,000 per share at issuance (**Forest Preferred Stock**). The preferred shares provided for a 9% annual dividend, which was payable quarterly. As the preferred shares were mandatorily redeemable by the Company at their face value of $1,000 per share on December 29, 2027, or at a 0-3% premium decreasing over time based upon the occurrence of certain redemption events prior to December 29, 2027, the security was classified as a liability in the consolidated balance sheet as of June 30, 2022. Following the Sale of Controlling Interest in Forest on December 30, 2022, there was no outstanding balance in respect to Forest Preferred Stock. See Note 17 - Forest Note and Transactions with JPM.

The dividends on Forest Preferred Stock were included in interest expense in the consolidated statements of operations. During the year ended June 30, 2023, the Company recorded interest expense, inclusive of non-cash interest related to amortization of discounts and debt issuance costs of $1.7 million related to Forest Preferred Stock.

13. Share-Based and Other Non-Cash Compensation

Tax Benefits Preservation Agreement

On December 29, 2020, the Board of Directors of the Company adopted a Tax Benefits Preservation Agreement, between the Company and Computershare Trust Company, N.A., as Rights Agent (the **Rights Plan**). The Rights Plan is designed to reduce the possibility that certain changes in ownership could result in limitations on the use of the tax attributes, by restricting the ability of a person or entity from acquiring ownership (including through attribution under the tax law) of 4.99% or more of the Company's common stock and the ability of persons or entities now owning 5% or more of the outstanding common shares from acquiring additional common shares.

Pursuant to the terms of the Rights Plan, the Company's Board of Directors declared a dividend distribution of one Preferred Stock Purchase Right (a **Tax Right**) for each outstanding share of common stock, par value $0.001 per share of the Company (the **Common Stock**), to stockholders of record as of the close of business on January 29, 2018 (the **Record Date**). In addition, one Tax Right will automatically attach to each share of Common Stock issued between the Record Date and the Distribution Date (as defined in the Rights Plan). Each Tax Right entitles the registered holder thereof to purchase from the Company a unit consisting of one ten-thousandth of a share (a **Unit**) of Series A Junior Participating Cumulative Preferred Stock, par value $0.001 per share, of the Company at a cash exercise price of $15.00 per Unit (the **Exercise Price**), subject to adjustment, under the conditions specified in the Rights Plan.

The Tax Rights are not exercisable until the Distribution Date and will expire at the earlier of (a) January 29, 2028; (b) the time when the Tax Rights are redeemed as provided therein; (c) the time when the Rights are exchanged as provided therein; (d) the repeal of Section 382 of the Code if the Independent Directors (as defined in the Rights Plan) determine that the Rights Plan is no longer necessary for the preservation of Tax Benefits (as defined in the Rights Planet); (e) the beginning of the taxable year of the Company to which the Company's Board of Directors determines that no Tax Benefits may be carried forward, unless previously redeemed or exchanged by the Company.

Stock Plans

In June 2016, the Company's stockholders approved the Great Elm Group, Inc. 2016 Long-Term Incentive Plan (the **2016 Long-Term Incentive Plan**), as subsequently amended, and the Great Elm Group, Inc. 2016 Employee Stock Purchase Plan (the **2016 Employee Stock Purchase Plan**). In November 2022, the Company's stockholders approved an increase to the number of shares available for issuance under the 2016 Long-Term Incentive Plan by 2,900,000 shares. The 2016 Long-Term Incentive Plan is administered by the Compensation Committee of the Board of Directors (the **Compensation Committee**) and provides for the issuance of stock options, stock appreciation rights, restricted stock, restricted stock units, performance units, performance shares, cash-based awards and other stock-based awards. As of June 30, 2024, the Company had a total of 4,549,656 shares outstanding under the 2016 Long-Term Incentive Plan and no shares were outstanding under the 2016 Employee Stock Purchase Plan.

The following table summarizes the number of common shares available for future issuance under the plans discussed above as of June 30, 2024:

Shares of Common Stock Available for Future Issuance	Shares
2016 Long-Term Incentive Plan	1,444,367
2016 Employee Stock Purchase Plan	944,000
Total	2,388,367

Restricted Stock Awards and Restricted Stock Units

The following table presents activity related to the Company's restricted stock awards and restricted stock units for the year ended June 30, 2024:

Restricted Stock Awards and Restricted Stock Units	Shares *(in thousands)*	Weighted Average Grant Date Fair Value
Outstanding at June 30, 2023	1,322	$ 1.93
Granted	1,243	1.97
Vested	(947)	1.94
Forfeited	(21)	2.09
Outstanding at June 30, 2024	1,597	$ 1.96

Restricted stock awards and restricted stock units have vesting terms between 1-4 years and are subject to service requirements. During the year ended June 30, 2024, the Company granted 1,242,596 restricted stock awards and did not grant any restricted stock units. The aggregate grant date fair value of restricted stock awards and restricted stock units granted during the years ended June 30, 2024 and 2023 was $2.5 million and $2.2 million, respectively. For the years ended June 30, 2024 and 2023, the total intrinsic value of restricted stock vested was $1.9 million and $2.0 million, respectively.

Stock Options

The following table presents activity related to the Company's stock options for the year ended June 30, 2024:

Stock Options	Shares *(in thousands)*	Weighted Average Exercise Price	Weighted Average Remaining Contractual Term (years)	Aggregate Intrinsic Value *(in thousands)*
Outstanding at June 30, 2023	3,264	$ 2.70	7.45	$ -
Options granted	-	-	-	-
Forfeited, cancelled or expired	-	-	-	-
Outstanding at June 30, 2024	3,264	$ 2.70	6.44	$ -
Exercisable at June 30, 2024	1,263	$ 3.72	2.64	$ -

There were no options granted, forfeited, cancelled or expired during the year ended June 30, 2024. The weighted average grant date fair value of options, per share, granted during the year ended June 30, 2023 was $0.23. The ranges of assumptions used to value options granted were as follows:

	June 30, 2023
Expected volatility	30.0% - 70.5%
Expected dividends	-
Expected term (years)	2.50 - 5.00
Risk-free rate	3.4% - 3.9%

Stock-Based Compensation Expense

Stock-based compensation expense related to all restricted stock awards, restricted stock units, and stock options totaled $2.4 million and $2.6 million for the years ended June 30, 2024 and 2023, respectively. As of June 30, 2024 and 2023, the Company had unrecognized compensation cost related to all unvested restricted stock awards, restricted stock units, and stock options totaling $2.3 million and $2.3 million, respectively, expected to be recognized as the awards and options vest over the next 0.5 years.

Non-Employee Director Deferred Compensation Plan

In December 2020, the Company established the Great Elm Group, Inc. Non-Employee Directors Deferred Compensation Plan allowing non-employee directors to defer their cash and/or equity compensation under a non-revocable election for each calendar year. Such compensation is deferred until the earlier of 3 years from the original grant date of such compensation, termination of service, or death, and is payable in common stock shares. As of June 30, 2024, there were 167,939 restricted stock awards and restricted stock units that were deferred under this plan (and thus included in the number of restricted stock awards and restricted stock units outstanding as of that date).

Other Non-Cash Compensation

During the year ended June 30, 2024, the Company issued compensation to certain employees in the form of GECC common shares to be settled with GECC shares currently held by the Company. The total value of GECC shares awarded for the year ended June 30, 2024 was $0.6 million, of which $0.1 million vested immediately, and the balance will vest annually pro-rata over a three year period. Related compensation expense was $0.6 million for the year ended June 30, 2024.

During the year ended June 30, 2023, the Company issued compensation to certain employees in the form of restricted membership interest rights in MP II to be settled with the membership interest currently held by the Company. The total value of the MP II restricted membership interests awarded for the year ended June 30, 2023 was $0.1 million, which will vest on the third anniversary of the grant date. Related compensation expense was $45 thousand and $22 thousand for the years ended June 30, 2024 and 2023.

14. Income Taxes

The Company had income (loss) before income taxes from continuing operations of $(0.8) million and $14.7 million, respectively, for the years ended June 30, 2024 and 2023. There was no foreign activity during these years.

The provision for income taxes includes the following:

	For the years ended June 30,	
(in thousands)	2024	2023
Current	$ 101	$ 200
Deferred	-	-
Income tax benefit (expense)	$ 101	$ 200

The Company recognized an income tax expense from continuing operations of $0.1 million and $0.2 million for the years ended June 30, 2024 and 2023, respectively. This expense consisted of federal and state and local taxes for the year ended June 30, 2024 and solely of state and local taxes for the year ended June 30, 2023.

The following table reconciles the expected corporate federal income tax expense, computed by multiplying the Company's income (loss) before income taxes by the statutory tax rate of 21%, to the total tax expense.

	For the years ended June 30,	
(in thousands)	**2024**	**2023**
Federal tax expense (benefit) at statutory rate	$ (194)	$ 3,083
State taxes net of federal impact	702	(85)
Sale of Controlling Interest in Forest	-	4,598
Change in valuation allowance	(1,932)	(192,363)
Adjustment to prior years	(157)	557
Interest expense on Forest Preferred Stock	-	328
Net operating loss and credit expirations	1,642	184,011
Other	40	71
Income tax benefit (expense)	$ 101	$ 200

liabilities are as follows:

	As of June 30,	
(in thousands)	**2024**	**2023**
Deferred Tax Assets:		
Net operating loss carryforwards	$ 2,643	$ 5,019
Accruals and allowances not deductible for tax purposes	1,089	615
Identifiable intangible assets	342	343
Unrealized loss on investments	2,359	2,969
Investment in partnerships	2,861	2,856
Other	1,000	1,091
Total deferred tax assets, gross	$ 10,294	$ 12,893
Less: valuation allowance	$ (10,112)	$ (12,057)
Total deferred tax assets, net	$ 182	$ 836
Deferred Tax Liabilities:		
Other	(182)	(836)
Total deferred tax liabilities	$ (182)	$ (836)
Total deferred tax liabilities, net	$ -	$ -

In light of the history of cumulative operating losses, the Company recorded a valuation allowance for all of its federal and state deferred tax assets, as it is presently unable to conclude that it is more likely than not that the federal and state deferred tax assets in excess of deferred tax liabilities will be realized. The decrease of $1.9 million in the overall valuation allowance relates primarily to the expiration of federal tax and state attributes.

As of June 30, 2024, the Company had net operating loss (**NOL**) carryforwards for federal income tax purposes of approximately $8.9 million, of which approximately $3.4 million will expire in fiscal years 2025 through 2037 and $5.5 million can be carried forward indefinitely. As of June 30, 2024, the Company also had $5.9 million of state NOL carryforwards, principally in Massachusetts, that will expire from 2031 to 2044.

The utilization of a corporation's NOL carryforwards is limited following a change in ownership (as defined by Internal Revenue Code section 382) of greater than 50% within a rolling three-year period. If it is determined that prior equity transactions limit the Company's NOL carryforwards, the annual limitation will be determined by multiplying the market value of the Company on the date of the ownership change by the federal long-term tax-exempt rate. Any amount exceeding the annual limitation may be carried forward to future years for the balance of the NOL carryforward period.

During the years ended June 30, 2024 and 2023, the total amount of gross unrecognized tax benefit activity was as follows:

(in thousands)		
Balance as of June 30, 2022	$	32,330
Reductions for tax positions of prior years		(27,706)
Lapse of statute of limitations		(4,116)
Balance as of June 30, 2023	$	508
Reductions for tax positions of prior years		-
Lapse of statute of limitations		-
Balance as of June 30, 2024	$	508

As of June 30, 2024 and 2023, the Company had approximately $0.5 million and $0.5 million, respectively, of unrecognized tax benefits.

These unrecognized tax benefits, if recognized, would ordinarily impact the effective tax rate by a corresponding amount. However, because of the Company's history of cumulative operating losses, any recognized tax benefits would be fully offset by a valuation allowance without any impact on our consolidated results.

The Company's policy is to include interest and penalties related to unrecognized tax benefits in tax expense on the Company's consolidated statements of operations. As of June 30, 2024 and 2023, the accrual for interest and penalties associated with tax liabilities was immaterial.

Although timing of the resolution and/or closure on the Company's unrecognized tax benefits is highly uncertain, the Company does not believe it is reasonably possible that the unrecognized tax benefits would materially change in the next 12 months.

The Company files U.S. federal and U.S. state tax returns in several states. Tax years remain open to examination to the extent that NOLs generated in those years are utilized in a later year. Accordingly, the Company's fiscal years 2004 through 2024 remain open to examination by federal tax authorities, with the exception of the 2009 and 2010 fiscal years for which IRS examinations have been completed. State tax returns generally remain open to examination for fiscal years 2004 through 2024.

15. Commitments and Contingencies

From time to time, the Company is involved in lawsuits, claims, investigations and proceedings that arise in the ordinary course of business. The Company maintains insurance to mitigate losses related to certain risks. The Company is not a named party in any pending or threatened litigation that we expect to have a material adverse impact on our business, results of operations, financial condition or cash flows.

16. Discontinued Operations

On January 3, 2023, DME Holdings along with the minority owners of HC LLC, entered into a purchase agreement with QHM Holdings, Inc., a subsidiary of Quipt Home Medical Corp. (**Quipt**), to sell 100% of the outstanding membership interests in HC LLC to Quipt (**Sale of HC LLC**) for $80.0 million, consisting of approximately $72.8 million in cash, $5.2 million of indebtedness assumed by Quipt and $2.0 million in shares of Quipt common stock based on the 20-day volume-weighted average price of Quipt's common stock for the period ending on and including the second business day prior to the closing of the transaction. After transaction costs of $2.5 million, distributions to non-controlling interests of $5.9 million, and indemnity escrow payment of $0.4 million, cash proceeds to GEG and subsidiaries were $64.1 million, pending finalization of working capital adjustments. The following table shows calculation of the initial gain on Sale of HC LLC of $13.6 million:

(in thousands)	January 3, 2023
Net cash proceeds, after transaction costs and distributions to non-controlling interests	$ 64,093
Fair value of shares of Quipt stock	2,000
Indemnity escrow receivable attributable to GEG and subsidiaries	320
Carrying value of non-controlling interest prior to sale (permanent equity)	2,977
Carrying value of non-controlling interest prior to sale (temporary equity)	2,977
Estimated future distributions of proceeds to non-controlling interests	(1,144)
	71,223
Less: Carrying value of net assets disposed	57,671
Gain on Sale of HC LLC	$ 13,552

The Company concluded that the disposal group satisfied the criteria for presentation as held for sale and discontinued operations. In the fourth quarter of fiscal year 2023, we recorded a loss of $0.3 million following finalization of working capital adjustments to the initial sales price for HC LLC, with the respective payment to Quipt made in September 2023. The following table provides a reconciliation of the Company's net income from discontinued operations presented in the consolidated statements of operations:

	For the twelve months ended June 30,	
(in thousands)	2024	2023
Discontinued operations:		
Durable medical equipment sales and services revenue	$ -	$ 21,574
Durable medical equipment rental income	-	11,874
Net revenue	-	33,448
Cost of durable medical equipment sold and services	-	(8,654)
Cost of durable medical equipment rentals	-	(4,263)
Durable medical equipment other operating expenses	16	(17,519)
Depreciation and amortization	-	(783)
Transaction costs	-	(2,462)
Interest expense	-	(46)
Loss on extinguishment of debt	-	(23)
Other (expense) income, net	-	(50)
Gain on disposal of discontinued operations	-	13,264
Income before income taxes from discontinued operations	16	12,912
Income tax benefit	-	289
Net income from discontinued operations	$ 16	$ 13,201

17. Forest Note and Transactions with JPM

Forest Note

On December 29, 2022, in connection with the Stock Purchase Agreement and Stockholders Agreement, each defined below, GEG and FM Acquisition issued a promissory note in favor of Forest in an aggregate principal amount equal to $38.1 million (the **Forest Note**), in exchange for the transfer to FM Acquisition of $3.3 million of Series A-1 preferred interests and $34.0 million of Series A-2 preferred interests held by Forest in HC LLC plus, in each case, accrued dividends thereon to the date of transfer. The Forest Note had a maturity date of March 1, 2023 and bore interest at a fixed rate of 9% per annum.

On December 30, 2022, in connection with the Transactions with JPM, as defined below, the Company partially repaid the Forest Note in the amount of $18.4 million. The remaining balance, inclusive of accrued interest, due to Forest under the Forest Note of $19.7 million was subsequently paid in full on January 3, 2023 using the proceeds from the Sale of HC LLC (see Note 16 - Discontinued Operations).

Sale of Controlling Interest in Forest

On December 30, 2022, GEG and FM Acquisition, entered into a stock purchase agreement (the **Stock Purchase Agreement**) with J.P. Morgan Broker-Dealer Holdings Inc. (**JPM**) to sell 61 shares of the common stock, $0.001 par value per share, of Forest owned by FM Acquisition and GEG, which constituted 61% of the issued and outstanding shares of Forest's common stock, to JPM for approximately $18.4 million in cash (the **Sale of Controlling Interest in Forest**). Upon execution of the Stock Purchase Agreement, the Company deconsolidated Forest and recognized an investment in respect to its retained 19% non-controlling interest in Forest (the **Investment in Forest**) in the amount of $2.1 million.

The following table shows calculation of the recorded gain on sale of controlling interest in subsidiary of $10.5 million on the Company's consolidated statement of operations for the year ended June 30, 2023:

(in thousands)	**December 30, 2022**
Cash proceeds	$ 18,409
Fair value of retained 19% non-controlling interest in Forest	2,128
Carrying value of non-controlling interest prior to sale	2,120
	22,657
Less: Carrying value of net assets disposed	12,133
Gain on Sale of Controlling Interest in Forest	$ 10,524

The Investment in Forest was determined to be an equity security measured at fair value within Level 3 of the fair value hierarchy. As a result of Forest joining the JPM consolidated group, we recognized a gain on our Investment in Forest of $24.4 million during the year ended June 30, 2023 (prior to exercise of the Put Option as defined below) within net realized and unrealized gain (loss) on investments on the consolidated statement of operations.

The Sale of Controlling Interest in Forest did not meet the criteria for presentation as discontinued operations. The following table shows loss before income taxes of Forest, as well as loss before income taxes of Forest attributable to the Company:

	For the twelve months ended June 30,	
(in thousands)	**2023**	**2022**
Loss before income taxes	(2,679)	(2,637)
Loss before income taxes attributable to Great Elm Group, Inc.	(1,133)	(3,542)

Put Option

In connection with the Stock Purchase Agreement, GEG, JPM and Forest entered into an amended and restated stockholders' agreement (the **Stockholders Agreement**). Pursuant to the Stockholders Agreement, from January 17, 2023 until February 17, 2023, GEG had the right (the **Put Option**, together with the Sale of Controlling Interest in Forest referred to as the **Transactions with JPM**) to sell the Investment in Forest for the then fair market value. On January 17, 2023, the Company exercised the Put Option and sold the Investment in Forest for $26.5 million in cash, resulting in an additional gain on our Investment in Forest for the year ended June 30, 2023 of $25 thousand recorded within net realized and unrealized gain (loss) on investments on the consolidated statement of operations.



<u>Executive Officers</u>

Jason W. Reese	Chief Executive Officer & Chairman
Keri A. Davis	Chief Financial Officer & Chief Accounting Officer
Adam M. Kleinman	President
Nichole Milz	Chief Operating Officer

<u>Board of Directors</u>

Matthew A. Drapkin	Chief Executive Officer & Portfolio Manager, Northern Right Capital Management, L.P.
James H. Hugar	Director, Great Elm Group, Inc.
David Matter	Co-Chief Investment Officer, Silver Creek Capital Management
James P. Parmelee	Managing Director, Hamilton Robinson Capital Partners
Jason W. Reese	Chief Executive Officer & Chairman, Great Elm Group, Inc.
Eric J. Scheyer	Co-Founder and Managing Partner, Elda River Capital Management, LLC